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Filed Pursuant to General Instruction II.L of
Form F-10; File No. 333-113665

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 6, 2004)

US$220,000,000

1.875% CONVERTIBLE SENIOR NOTES DUE 2024

Interest payable on January 30 and July 30

Holders may convert the notes into our Limited Voting Shares at an initial conversion rate of 13.9581 Limited Voting Shares per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$71.64 per share), subject to adjustments in certain events, only under the following circumstances: (i) if the closing sale price of our Limited Voting Shares measured over a specified number of trading days is above 130% of the conversion price; (ii) if the market price of a note measured over a specified number of trading days is below 95% of the closing sale price of our Limited Voting Shares multiplied by the then current conversion rate; (iii) if we call the notes for redemption; (iv) upon the occurrence of certain corporate transactions; or (v) in connection with a transaction or event constituting a "fundamental change." In connection with a "fundamental change" on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. We may choose to settle conversion (including any make whole premium) in our Limited Voting Shares, cash or a combination of our Limited Voting Shares and cash (at our option).

On or after August 4, 2009, we may (at our option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require us to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. We will pay cash for any notes so purchased on July 30, 2009. Repurchases made on July 30, 2014 and July 30, 2019, may be made (at our option) in cash, our Limited Voting Shares or a combination of cash and our Limited Voting Shares. Upon the occurrence of certain designated events, we will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, we also will pay a make whole premium. We may choose to pay the purchase price (including any make whole premium) for notes in respect of which our offer is accepted in (at our option) cash, our Limited Voting Shares, securities of the surviving entity (if we are not the surviving corporation), or a combination of cash and shares or securities.

On June 14, 2004, the closing price of our Limited Voting Shares was US$55.11 per share on the New York Stock Exchange and Cdn.$75.75 per share on the Toronto Stock Exchange.(continued on inside)

Investing in the notes involves risks. See "Risks Relating to the Offering" beginning on page S-10 of the prospectus supplement and "Risk Factors" beginning on page 5 of the accompanying prospectus.

PRICE 100% AND ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Commissions	Proceeds to Company(1)
Per Note	100%	2.5%	97.5%
Total	US$220,000,000	US$5,500,000	US$214,500,000

(1)
Before deducting estimated expenses of US$2,500,000 that we will pay.

We have granted the underwriters an over-allotment option to purchase up to an additional US$30,000,000 principal amount of notes.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on or about June 18, 2004.

MORGAN STANLEY
GOLDMAN, SACHS & CO.
DEUTSCHE BANK SECURITIES
RBC CAPITAL MARKETS
SCOTIA CAPITAL
NBF SECURITIES (USA)

June 14, 2004

(Continued from Cover Page)

For a more detailed description of the notes, see "Description of the Notes" beginning on page S-16 of this prospectus supplement and "Description of Debt Securities" beginning on page 12 of the accompanying prospectus.

Our Limited Voting Shares are listed on the New York Stock Exchange under the symbol "FS" and the Toronto Stock Exchange under the symbol "FSH." The notes will not be listed on any securities exchange. There is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement and the accompanying prospectus. The underwriters may offer the notes at a price lower than that stated above. See "Underwriting."

None of the Securities and Exchange Commission, any state securities regulator or any Canadian provincial regulator has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Our financial statements incorporated in this prospectus supplement or the accompanying prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and our auditors conduct their audits in accordance with Canadian generally accepted auditing standards. Our financial statements are not comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the notes described in this prospectus supplement or the accompanying prospectus may have tax consequences in both the United States and Canada. This prospectus supplement and the accompanying prospectus may not fully describe these tax consequences for investors who are resident in, or citizens of, the United States. You should read the tax discussion under "Certain Federal Income Tax Considerations" in this prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada, certain of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors and experts may be located outside of the United States.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus dated April 6, 2004 is referred to as the "prospectus" in this prospectus supplement. References in this prospectus supplement to "we", "us", "our", "Four Seasons" and "the Company" refer to Four Seasons Hotels Inc. and its consolidated subsidiaries unless the context otherwise indicates.

        You should rely only on the information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any jurisdiction where the offer is not permitted. The information in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus is current only as of the respective dates of those documents.

EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "US$" are to United States dollars.

        The following table sets forth certain exchange rates based on the noon rate in Toronto, Ontario as reported by the Bank of Canada. These rates are set forth as United States dollars per Cdn.$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On June 11, 2004, the inverse of the noon rate was US$0.7327 per Cdn.$1.00.

	Three months ended March 31,		Year ended December 31,
	2003	2004	2002	2003
Low	.6350	.7421	.6199	.6350
High	.6823	.7879	.6618	.7738
Average(1)	.6688	.7543	.6367	.7187
Period end	.6806	.7631	.6331	.7738

(1)
The average of the daily exchange rates on the last day of each month during the applicable period.

DOCUMENTS INCORPORATED BY REFERENCE

        We file certain reports with, and furnish other information to, Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission (or SEC). Under a multijurisdictional disclosure system that has been adopted by the SEC, these reports and other information may be prepared in accordance with the disclosure requirements in Canada, which are different from those in the United States. Our reports and other information filed with the SEC are available, and our reports and other information filed in the future with the SEC will be available, from the SEC's Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known as "EDGAR", as well as from commercial document retrieval services.

        This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus only for the purpose of the offering of the notes offered hereunder. The Ontario Securities Commission and the SEC allow us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information filed with the Ontario Securities Commission and the SEC, respectively. Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the Ontario Securities Commission and the SEC. Copies of the documents that have been incorporated in this prospectus supplement and the accompanying prospectus by reference may be obtained on request, without charge, from the Secretary of Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario M3C 2K8, Telephone: (416) 449-1750.

        This prospectus supplement and the accompanying prospectus incorporate by reference the following documents:

  •
  our audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2003 and 2002, together with the auditors' report thereon, which were filed with the SEC as an exhibit to our report on Form 6-K on March 17, 2004;

  •
  our management's discussion and analysis for the year ended December 31, 2003, which was filed with the SEC as an exhibit to our report on Form 6-K on March 17, 2004;

  •
  our unaudited interim consolidated financial statements for the three months ended March 31, 2004 and March 31, 2003, which were filed with the SEC as an exhibit to our report on Form 6-K on May 7, 2004;

  •
  our management's discussion and analysis for the three months ended March 31, 2004, which was filed with the SEC as an exhibit to our report on Form 6-K on May 7, 2004;

  •
  our annual information form dated April 12, 2004, for the year ended December 31, 2003, which was filed with the SEC as an exhibit to our report on Form 40-F on April 19, 2004; and

  •
  our management information circular dated April 12, 2004 for our annual meeting of shareholders held on May 12, 2004 (excluding the sections entitled "Report on Executive Compensation", "Shareholder Return Performance Graph" and "Corporate Governance"), which was filed with the SEC as an exhibit to our report on Form 6-K on April 19, 2004.

        Any documents of the type referred to above and any material change reports (excluding any confidential reports) filed by us with the Ontario Securities Commission after the date of this prospectus supplement and prior to the termination of any offering hereunder will be deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Any document furnished or filed by us with SEC under the United States Securities Exchange Act of 1934, as amended, (or the Exchange Act) after the date of the accompanying prospectus is also incorporated by reference in the accompanying prospectus and the registration statement of which the prospectus forms a part, until all of the debt securities are sold.

        Any statement contained in this prospectus supplement, the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not constitute a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

FORWARD-LOOKING STATEMENTS

        Certain information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that does not relate to historical information are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and are thus prospective. This information includes, without limitation, revenue per available room (commonly known as RevPAR), profit margin and earnings trends, statements concerning the number of lodging properties expected to be added in future years, expected investment spending, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. This information is not a guarantee of future performance and is subject to numerous risks and uncertainties, including, without limitation, those described in our annual information form and our management's discussions and analyses. Those risks and uncertainties include the rate and extent of the current economic recovery and the rate and extent of the lodging industry's recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by, or on behalf of, us. All of the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are qualified by these cautionary statements. Specific reference is made to "Risks Relating to the Offering" in this prospectus supplement and "Risk Factors" in the accompanying prospectus and "Operating Risks" in our management's discussion and analysis for the year ended December 31, 2003 for a discussion of some of the factors that underlie or may affect forward-looking statements.

        We may, from time to time, make oral forward-looking statements. This note regarding forward-looking statements applies equally to those oral statements.

        We disclaim any intention or obligation to update or revise any oral or written forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

SUMMARY

        The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere and incorporated by reference in this prospectus supplement and the accompanying prospectus.

Four Seasons

        We are one of the world's leading managers of luxury hotels and resorts. We manage 61 luxury hotel and resort properties (containing approximately 15,800 guest rooms) and three Residence Clubs. These properties are operated primarily under the Four Seasons brand name in principal cities and resort destinations in 28 countries in North America, the Caribbean, Europe, Asia, Australia, the Middle East and South America. In addition, 26 properties to be operated under the Four Seasons brand name are under construction or development in an additional nine countries around the world. Nine of these new properties are expected to include a Residence Club or other residential component. Our goal is to offer business and leisure travellers the finest accommodation in each destination in which we operate as discussed in the accompanying prospectus and the documents incorporated by reference.

Recent Events

        We have arranged a US$100 million committed bank credit facility with a Canadian chartered bank that, unless extended, will expire in July 2005. This credit facility will replace the credit facilities that were to expire in July 2004. As at April 30, 2004, no amounts were borrowed under the existing credit facilities. However, approximately US$28 million of letters of credit were issued under those facilities. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, these bank credit facilities, when combined with cash on hand and internally generated cash flow, will allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

        Our principal executive offices are located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8 and our telephone number is (416) 449-1750.

THE OFFERING

Issuer	Four Seasons Hotels Inc.
Securities Offered
US$220 million aggregate principal amount of 1.875% Convertible Senior Notes due 2024, which may be increased by up to an additional US$30 million principal amount of notes upon the exercise by the underwriters of their over-allotment option in full.
Issue Price	100% of the principal amount of the notes, plus accrued interest, if any.
Maturity	July 30, 2024, unless earlier redeemed, repurchased or converted.
Interest	1.875% per year on the principal amount, payable semi-annually in arrears on January 30 and July 30 of each year, beginning January 30, 2005.
Ranking
The notes are our senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all existing and future indebtedness of our subsidiaries, partnerships and other entities through which we conduct our operations. See "Description of the Notes—Ranking" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the accompanying prospectus.
Make Whole Premium
If a "fundamental change" occurs on or before July 30, 2009, holders of notes will be entitled to a make whole premium upon the repurchase (if the fundamental change is also a "change of control") or through the conversion of notes in connection with a "fundamental change", as described below. We may satisfy the make whole premium in (at our option) cash, our Limited Voting Shares or, in certain circumstances, the consideration into which all or substantially all of our Limited Voting Shares has been converted in connection with the "fundamental change" (or any combination thereof). The amount of the make whole premium, if any, will be based on the "stock price" and the effective date of the "fundamental change". A description of how the make whole premium will be determined and a table illustrating the make whole premium that would apply at various "stock prices" and "fundamental change" effective dates based on an assumed interest and conversion rate is provided under "Description of the Notes—Determination of the Make Whole Premium". Holders will not be entitled to the make whole premium if the "stock price" is less than US$55.11 or more than US$150.00.
Conversion Rights	Holders may convert their notes into our Limited Voting Shares, subject to our rights described below, under the following circumstances:

• during any fiscal quarter (beginning with the quarter ending September 30, 2004), if the closing sale price of our Limited Voting Shares for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price in effect on that 30th trading day;

• during the five consecutive trading day period immediately following any 10 consecutive trading day period in which the trading price per US$1,000 principal amount of the notes for each day of the period was less than 95% of the product of the closing sale price of our Limited Voting Shares on that day and the conversion rate for that day; provided that if, on the date of conversion the closing sale price of our Limited Voting Shares is greater than the conversion price, we will deliver to a holder of notes surrendered for conversion in lieu of a number of Limited Voting Shares (or cash or a combination of cash and Limited Voting Shares) based on the conversion price, that number of Limited Voting Shares or, at our option, cash or a combination of cash and Limited Voting Shares, with a value equal to the aggregate of the principal amount of the notes surrendered for conversion plus accrued and unpaid interest up to, but not including, the conversion date;

• if we have called the notes for redemption; or
• upon the occurrence of the corporate transactions described under "Description of the Notes—Conversion Upon Specified Corporate Transactions" and "—Conversion Upon Fundamental Change".

The notes are convertible into our Limited Voting Shares at an initial conversion rate of 13.9581 Limited Voting Shares per US$1,000 principal amount of notes (equivalent to an initial conversion price of approximately US$71.64 per share) under the conditions and subject to such adjustments as are described under "Description of the Notes—Conversion Rights" and "—Conversion Rate Adjustments". We may (at our option), in lieu of delivering our Limited Voting Shares upon conversion of all or a portion of the notes, elect to pay cash or a combination of cash and Limited Voting Shares. See "Description of the Notes—Conversion Procedures".
Optional Redemption
On or after August 4, 2009, we may (at our option) redeem for cash all or part of the notes at any time for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption. See "Description of the Notes—Optional Redemption by Us".
Repurchase of Notes at the Option of Holders
Each holder of the notes may require us to repurchase all or a portion of that holder's notes on July 30, 2009, 2014 and 2019 at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but not including, the date of repurchase. We will pay the purchase price for any notes repurchased on July 30, 2009 in cash. We may choose to pay the purchase price of any notes repurchased on July 30, 2014 and July 30, 2019 in (at our option) cash, Limited Voting Shares, or a combination of cash and Limited Voting Shares. See "Description of the Notes—Repurchase of Notes at Option of Holders".
Designated Event
Upon a "fundamental change" or "termination of trading", we will be required to offer to purchase all outstanding notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but not including, the date of the purchase. We may choose to pay the purchase price in (at our option) cash, our Limited Voting Shares, securities of the surviving entity if we are not the surviving corporation, or a combination of cash and the applicable securities. Our obligation to make an offer will not arise in respect of a "fundamental change" or "termination of trading" that occurs on or before the day that is five years plus a day after the last date of the issuance of the notes unless it is a "change in control". With respect to a fundamental change occurring on or before July 30, 2009 and giving rise to an offer to purchase, we also will pay a make whole premium, as described above. The terms "fundamental change", "termination of trading" and "change in control" are defined under "Description of the Notes—Offer to Purchase upon a Designated Event".

Additional Amounts for Withholding Tax
We will make payments on the notes without withholding or deducting for Canadian taxes unless required by law or its interpretation or administration, in which case (subject to certain exceptions) we will pay the additional amounts necessary so that the net amount received by holders of notes (other than certain excluded holders described in the accompanying prospectus under "Description of Debt Securities—Tax Redemption" and "—Additional Amounts") after that deduction or withholding will not be less than the amount they would have received in the absence of that deduction or withholding. See "Description of Debt Securities—Additional Amounts" in the accompanying prospectus.
Optional Redemption for Changes in Canadian Tax Law
At any time if we are required to pay any additional amounts as a result of certain changes to Canadian tax laws or their interpretation or administration, we may redeem for cash all of the notes (other than those in respect of which holders make the election described below) for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to, but not including, the redemption date. Each holder of the notes will have the right to elect not to have the holder's notes redeemed, but we will not be required to pay any additional amounts as a result of such changes on payments made after the redemption date in respect of the notes. As a result, that election may have adverse tax consequences to a holder of notes. See "Description of Debt Securities—Tax Redemption" in the accompanying prospectus and "Description of the Notes—Redemption for Tax Reasons" in this prospectus supplement.
Sinking Fund	None.
Use of Proceeds
We estimate that the net proceeds from the offering of the notes (after estimated expenses of the offering and underwriting commissions) will be approximately US$212.0 million (approximately US$241.3 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds for general corporate purposes, which may include the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements and the repayment of existing indebtedness (which may include the redemption or repurchase of our convertible notes due 2029 in appropriate circumstances). We may, directly or indirectly through one or more subsidiaries, invest funds that we do not immediately require in short-term marketable securities.
Book-Entry Form
The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (or DTC) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and these interests may not be exchanged for certificated notes except in limited circumstances. See "Description of the Notes—Book-Entry System".
Voting Structure
In addition to our Limited Voting Shares and our authorized but unissued preference shares, we have a class of Variable Multiple Voting Shares. As at March 31, 2004, 31,611,338 Limited Voting Shares and 3,832,172 Variable Multiple Voting Shares were outstanding. Each Limited Voting Share entitles the holder to one vote, and each Variable Multiple Voting Share currently entitles the holder to 15.45 votes.

Risk Factors
See "Risks Relating to the Offering" in this prospectus supplement and "Risk Factors" in the accompanying prospectus and the other information in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.
Listing of Limited Voting Shares	Our Limited Voting Shares are listed on the New York Stock Exchange under the symbol "FS" and on the Toronto Stock Exchange under the symbol "FSH."

For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. For a description of our Limited Voting Shares, see "Description of Share Capital" in the accompanying prospectus.

RISKS RELATING TO THE OFFERING

        You should carefully consider the risks relating to the offering described below and the risks in the accompanying prospectus and the documents incorporated by reference before making an investment decision. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and/or the value of the notes.

The Notes are Unsecured and Contain No Financial Covenants

        The notes are not secured by our assets. The indenture does not restrict our ability to incur additional debt, including secured debt. The notes will be effectively subordinated to any of our existing or future secured indebtedness to the extent of the assets securing that indebtedness. As of March 31, 2004, Four Seasons Hotels Inc. had no senior secured indebtedness outstanding. In addition, the indenture does not contain any financial covenants, does not restrict our ability to repurchase our securities, pay dividends or make restricted payments and does not contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases our level of indebtedness. Furthermore, the indenture contains only limited protections in the event of a "fundamental change" (as defined in "Description of the Notes—Offer to Purchase Upon a Designated Event"). We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and Limited Voting Shares, but would not constitute a "fundamental change" permitting holders to require us to repurchase their notes under the indenture.

Upon Conversion of the Notes, We May Pay Cash or a Combination of Cash and Limited Voting Shares in Lieu of Issuing Limited Voting Shares. As a Result, Holders of Notes May Receive No Limited Voting Shares or Fewer Shares than the Number into which Their Notes are Convertible

        We have the right to satisfy our conversion obligation to holders by issuing Limited Voting Shares, by paying the cash value of the Limited Voting Shares into which the notes are convertible, or by a combination thereof. As a result, upon conversion of all or a portion of the notes, holders may not receive any Limited Voting Shares, or they may receive fewer Limited Voting Shares relative to the conversion value of the note. Further, liquidity in our Limited Voting Shares may be reduced to the extent that we choose to deliver cash rather than Limited Voting Shares upon conversion of notes.

The Contingent Conversion Features of the Notes Could Result in You Receiving Less than the Value of the Limited Voting Shares into which a Note is Convertible

        The notes are convertible into Limited Voting Shares only if certain conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of Limited Voting Shares into which the notes would otherwise be convertible.

Our Ability to Purchase the Notes with Cash May be Limited

        Holders of the notes may require us to repurchase all or a portion of their notes for cash on July 30, 2009 or upon acceptance of an offer by us to purchase the notes upon the occurrence of certain designated events. We cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the notes in cash. Our ability to purchase the notes in that event may be limited by law, by the terms of our credit facility and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. Our failure to purchase the notes would constitute an event of default under the indenture under which we will issue the notes, which might constitute a default under the terms of our other indebtedness at that time.

The Make Whole Premium on the Notes Converted in Connection with, or Tendered for Purchase upon, a Fundamental Change May Not Adequately Compensate the Holder for the Lost Option Time Value of Notes

        If a fundamental change occurs on or before July 30, 2009, holders of notes will be entitled to a make whole premium in respect of notes converted in connection with, or (in certain circumstances) tendered for purchase upon, the fundamental change. The amount of the make whole premium will be determined based on the date on which the fundamental change becomes effective and the price paid per Limited Voting Share in the transaction constituting the fundamental change, as described below under "Description of the Notes—Determination of the Make Whole Premium". While the make whole premium is designed to compensate the holder of notes for the lost option time value of notes as a result of a fundamental change, the amount of the make whole premium is only an approximation of the lost value and may not adequately compensate the holder for such loss. In addition, if a fundamental change occurs after July 30, 2009 or if the price paid per Limited Voting Share in the transaction constituting the fundamental change is less than US$55.11 or more than US$150.00, no make whole premium entitlement will arise.

The Financial and Credit Markets Could Adversely Affect the Market Price of the Notes

        The market price of the notes will be based on a number of factors, including:

  •
  the prevailing interest rates being paid by companies similar to us;

  •
  the overall condition of the financial and credit markets;

  •
  prevailing interest rates and interest rate volatility;

  •
  the markets for similar securities;

  •
  our financial condition, results of operations, cash flows and prospects;

  •
  the publication of earnings estimates or other research reports and speculation in the press or investment community;

  •
  the market price and volatility of our Limited Voting Shares;

  •
  changes in our industry and competition; and

  •
  general market and economic conditions.

        The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

Our Limited Voting Share Price may Experience Substantial Volatility, which may Affect the Ability of a Holder to Sell Our Limited Voting Shares at an Advantageous Price and Could Impact the Market Value of the Notes

        The market price of our Limited Voting Shares has been and may continue to be volatile. For example, the market price of our Limited Voting Shares on the New York Stock Exchange has fluctuated during the past twelve months between approximately US$39 per share and approximately US$60 per share and may continue to fluctuate. This volatility may affect the ability of a holder to sell our Limited Voting Shares at an advantageous price. Additionally, this may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. Market price fluctuations in our Limited Voting Shares may be due to acquisitions, dispositions or other material public announcements, along with a variety of additional factors including, without limitation, those set forth under "Forward-Looking Statements". In addition, the stock markets in general, including the New York Stock Exchange and the Toronto Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to change in operating performance. These broad market fluctuations may adversely affect the market prices of the notes and our Limited Voting Shares. The market value of our Limited Voting Shares also could be affected adversely if they did not trade on a recognized securities exchange and were not quoted on a recognized quotation system.

There is No Public Market for the Notes

        Prior to this offering, there has been no trading market for the notes. Although the underwriters have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue their market-making activities at any time at their sole discretion without notice. As a result, we cannot ensure that any market for the notes will develop, or if one does develop, that it will continue for any period of time. If an active market for the notes fails to develop or continue, this failure could harm the trading price of the notes. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering of the notes (after deducting the estimated expenses of the offering and underwriting commissions) will be approximately US$212.0 million (approximately US$241.3 million if the underwriters exercise their over-allotment option in full). We intend to use these net proceeds for general corporate purposes, which may include the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements and the repayment of existing indebtedness (which may include the redemption or repurchase of our convertible notes due 2029 in appropriate circumstances). We may, directly or indirectly through one or more subsidiaries, invest funds that we do not immediately require in short term marketable securities.

CONSOLIDATED CAPITALIZATION

        The following sets forth our consolidated capitalization as at March 31, 2004 on:

  •
  an actual basis; and

  •
  an as adjusted basis to give effect to the issuance and sale of the notes and the application of the net proceeds, as described above under "Use of Proceeds".

        The table is derived from, and should be read together with, our unaudited consolidated interim financial statements for the three months ended March 31, 2004 and the audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2003 and 2002 (both of which are prepared in accordance with Canadian generally accepted accounting principles (or Canadian GAAP)) and the accompanying management's discussion and analysis for the three months ended March 31, 2004 and the year ended December 31, 2003, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As at March 31, 2004
	Actual	As Adjusted(1)
	(unaudited) (in millions of dollars)
Cash and cash equivalents	$174.3	$452.1

Long-term obligations (including current portion):
Bank credit facility	—	—
Convertible notes due 2029(2)(3)	$91.3	$91.3

Convertible notes offered hereby(3)(4)	—	244.2
Other long-term obligations	32.9	32.9

Total long-term obligations	124.2	368.4

Shareholders' equity:
Capital stock
First Preference Shares (unlimited number authorized, none outstanding)	—	—
Second Preference Shares (unlimited number authorized, none outstanding)	—	—
Variable Multiple Voting Shares (3,832,172 authorized, 3,832,172 outstanding)	—	—
Limited Voting Shares (unlimited number authorized, 31,611,338 outstanding)(5)	333.3	333.3
Convertible notes due 2029(2)	178.6	178.6
Convertible notes offered hereby(3)(4)	—	42.5
Contributed surplus	5.9	5.9
Retained earnings	277.2	277.2
Equity adjustment from foreign currency translation	(11.4)	(11.4)

Total shareholders' equity	783.6	826.1

Total capitalization	$907.8	$1,194.5

(1)
Adjusted for the issuance of the notes offered hereby (before the exercise of the underwriters' over-allotment option).

(2)
Holders of the convertible notes due 2029 can require us to repurchase those notes on September 23, 2004, and we may redeem all or a portion of those notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 4 1/2% per annum) to the date of purchase. A cash redemption in September 2004 of all outstanding convertible notes due 2029 would require an aggregate cash payment to the noteholders of approximately US$215.5 million, assuming that the holders did not exercise their right to convert their notes.

(3)
U.S. dollar amounts are translated into Canadian dollars based on the noon buying rate on March 31, 2004, which was $1.3105 (US$0.7631).

(4)
Under Canadian GAAP, the notes would be bifurcated on our financial statements into a debt component estimated at $244.2 million and an equity component estimated at $42.5 million. There are differences between Canadian GAAP and U.S. GAAP in the accounting treatment for convertible debt.

(5)
Excludes 5,635,379 Limited Voting Shares issuable upon the exercise of stock options outstanding on March 31, 2004, Limited Voting Shares issuable upon the conversion of any of the Variable Multiple Voting Shares and the Limited Voting Shares that may be issued pursuant to the convertible notes due 2029 and the notes offered hereby.

PRICE RANGE OF LIMITED VOTING SHARES

        Our Limited Voting Shares are listed on the New York Stock Exchange under the symbol "FS" and on the Toronto Stock Exchange under the symbol "FSH." Shown below are the high and low sale prices for our Limited Voting Shares as reported on the NYSE and the TSX for the periods indicated.

	NYSE		TSX
	High	Low	High	Low
	(US$)		(Cdn.$)
Fiscal year ended December 31, 2002
First quarter	57.50	41.00	91.31	66.00
Second quarter	56.25	43.84	89.01	67.80
Third quarter	46.91	28.61	69.99	45.40
Fourth quarter	36.50	27.79	56.55	44.21
Fiscal year ended December 31, 2003
First quarter	31.88	24.99	47.40	36.25
Second quarter	43.64	26.34	59.24	38.78
Third quarter	52.52	40.24	71.25	56.00
Fourth quarter	59.83	48.92	79.08	63.15
Fiscal year ended December 31, 2004
First quarter	56.85	49.16	76.50	63.13
Second quarter (through June 14, 2004)	58.37	51.42	79.26	69.05

        On June 14, 2004, the closing price of our Limited Voting Shares was US$55.11 per share on the NYSE and Cdn.$75.75 per share on the TSX.

DIVIDEND POLICY

        It is our policy to pay a semi-annual dividend to holders of our Limited Voting Shares and Variable Multiple Voting Shares. In each of the years 2001, 2002 and 2003, we paid semi-annual cash dividends of $0.055 per Limited Voting Share and $0.0275 per Variable Multiple Voting Share. There currently are no restrictions that prevent us from paying a semi-annual dividend of $0.055 per Limited Voting Share. Our payment of dividends will be dependent upon our earnings and financial condition and other factors that our board of directors may consider relevant. There can be no assurance that a dividend will be declared in any given year.

INTEREST COVERAGE

        The following consolidated interest coverage information is prepared in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information that was audited, in the case of December 31, 2003, and that is unaudited, in the case of March 31, 2004, in each case prepared in accordance with Canadian GAAP.

        In September 1999, we issued convertible notes due 2029 with an aggregate principal amount at maturity of US$655,519,000 and that are convertible into our Limited Voting Shares in accordance with the terms of those notes. The principal amount of those notes will increase as interest is compounded at 4.5% per annum over the 30-year term of the notes. In accordance with Canadian GAAP, those notes are bifurcated on our financial statements into a debt component (representing the principal value of a zero coupon bond of US$655,519,000 maturing in 2029, yielding 9% per annum, compounded semi-annually) and an equity component (representing the value of the conversion feature of the notes).

        Our consolidated interest expense on long-term debt obligations (calculated excluding interest expense in respect of the component of the convertible notes due 2029 that is reflected as equity on our financial statements) amounted to $9.0 million for the 12 months ended December 31, 2003 and $9.1 million for the 12 months ended March 31, 2004. Our consolidated earnings before interest expense on long-term debt obligations and income taxes for those two 12-month periods were $21.1 million and $45.3 million, respectively, which is 2.33 times and 5.00 times, respectively, our consolidated interest expense on long-term debt obligations for these periods.

        The coverage ratios set out above have been calculated excluding interest expense in respect of the component of the convertible notes due 2029 that is reflected as equity on our financial statements. If the convertible notes due 2029 were accounted for entirely as debt on our financial statements, the entire amount of the annual carrying charges for those notes would be included in the calculation of our interest expense on long-term debt obligations, and:

  •
  our consolidated earnings before interest expense on long-term debt obligations and income taxes would have been $60.8 million (4.36 times) and our consolidated interest expense on long-term debt obligations would have been $14.0 million for the 12 months ended December 31, 2003; and

  •
  our consolidated earnings before interest expense on long-term debt obligations and income taxes would have been $67.3 million (4.89 times) and our consolidated interest expense on long-term debt obligations would have been $13.8 million for the 12 months ended March 31, 2004.

        In accordance with Canadian GAAP, the notes offered hereby also will be bifurcated on our financial statements into a debt component (representing the principal value of a bond estimated at US$186.3 million maturing in 2009, with an estimated effective interest rate of 5.33% per annum, compounded semi-annually) and an equity component (representing the value of the conversion feature of the notes).

        After giving effect to the issuance of the notes (before the exercise of the underwriters' over-allotment option, and assuming the notes had been outstanding for the 12 months ended December 31, 2003 and the 12 months ended March 31, 2004 and without any adjustment in respect of a foreign exchange gain or loss on the notes):

  •
  our consolidated earnings before interest expense on long-term debt obligations and income taxes would have been $21.1 million (0.84 times) and our consolidated interest expense on long-term debt obligations (calculated excluding interest expense in respect of the component of the convertible notes due 2029 and the notes offered hereby that is or would be reflected as equity on our financial statements) would have been $25.0 million for the 12 months ended December 31, 2003; and

  •
  our consolidated earnings before interest expense on long-term debt obligations and income taxes would have been $45.3 million (1.85 times) and our consolidated interest expense on long-term debt obligations (calculated excluding interest expense in respect of the component of the convertible notes due 2029 and the notes offered hereby that is or would be reflected as equity on our financial statements) would have been $24.4 million for the 12 months ended March 31, 2004.

        The coverage ratios set out above, after giving effect to the issuance of the notes, have been calculated excluding interest expense in respect of the component of the convertible notes due 2029 and the notes offered hereby that is or would be reflected as equity on our financial statements. After adjusting to give effect to the issuance of the notes (before the exercise of the underwriters' over-allotment option), and assuming (i) the notes had been outstanding for the 12 months ended December 31, 2003 and the 12 months ended March 31, 2004, (ii) the convertible notes due 2029 and the notes offered hereby were accounted for entirely as debt on our financial statements, and the entire amount of the annual carrying charges for those notes had been included in the calculation of our interest expense on long-term debt obligations, and (iii) no adjustment in respect of a foreign exchange gain or loss on the notes:

  •
  our consolidated earnings before interest expense on long-term debt obligations and income taxes would have been $60.8 million (2.77 times) and our consolidated interest expense on long-term debt obligations would have been $ 22.0 million for the 12 months ended December 31, 2003; and

  •
  our consolidated earnings before interest expense on long-term debt obligations and income taxes would have been $67.3 million (3.13 times) and our consolidated interest expense on long-term debt obligations would have been $21.5 million for the 12 months ended March 31, 2004.

DESCRIPTION OF THE NOTES

        We will issue the notes under an indenture, as supplemented or amended from time to time (the "indenture"), between us and The Bank of Nova Scotia Trust Company of New York, as trustee. The following summary of certain provisions of the indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the indenture.

        The following description of the terms of the notes (referred to in the accompanying prospectus as the "debt securities") supplements and, to the extent inconsistent therewith, replaces the description set forth under "Description of Debt Securities" in the accompanying prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this section have the meanings given to them in the accompanying prospectus. In this section only, "we", "us", "our" or "Four Seasons" refers only to Four Seasons Hotels Inc. and not any of its subsidiaries or interests in partnerships or other entities.

General

        The notes:

  •
  are limited to an aggregate principal amount of US$220 million (US$250 million aggregate principal amount if the underwriters exercise their over-allotment option in full);

  •
  bear interest at the rate of 1.875% per year, payable semi-annually in arrears on each January 30 and July 30, beginning January 30, 2005;

  •
  will be issued without coupons in denominations of US$1,000 and multiples thereof;

  •
  are convertible, in certain circumstances, into our Limited Voting Shares, subject to our rights to settle in whole or in part in cash, as described under "—Conversion Rights", and are subject to such adjustments as are described under "—Conversion Rate Adjustments";

  •
  are due on July 30, 2024, unless earlier redeemed, converted or purchased by us;

  •
  will not be entitled to the benefit of any sinking fund; and

  •
  are not subject to defeasance or covenant defeasance.

        Payment of the principal and, except as described herein, interest on the notes (as well as any payments of cash upon the purchase or redemption of any of the notes or in lieu of delivery of shares on the conversion of any of the notes) will be made in United States dollars.

        Holders may present for conversion any notes that have become eligible for conversion at the office of the conversion agent and may present notes for registration of transfer at the office of the trustee.

        The indenture does not contain any financial covenants or any restrictions on our payment of dividends or on the repurchase of our securities.

        The provisions of the indenture relating to the payment of additional amounts in respect of withholding taxes in certain circumstances (described under "Description of Debt Securities—Additional Amounts" in the accompanying prospectus) and the provisions of the indenture relating to the redemption of notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the accompanying prospectus and "—Redemption for Tax Reasons" in this prospectus supplement) will apply to the notes.

Ranking

        The notes are our senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities through which we conduct our operations. At March 31, 2004, our consolidated subsidiaries had approximately $106.2 million of indebtedness and other liabilities, excluding intercompany indebtedness and guarantees.

Determination of the Make Whole Premium

        If a "fundamental change" (as defined below) occurs on or before July 30, 2009, holders of notes will be entitled to:

  •
  a make whole premium upon the repurchase of notes as described below under "—Offer to Purchase upon a Designated Event"; or

  •
  receive additional Limited Voting Shares upon the conversion of notes (or cash if we exercise our option to deliver cash in lieu of some or all of those Limited Voting Shares) as determined below and as described below under "—Conversion Upon Fundamental Change".

        Holders will not be entitled to the make whole premium if the "stock price" (as defined below) is less than US$55.11 or more than US$150.00 (subject to adjustment).

        The make whole premium will be a percentage of the original principal amount of the notes being purchased or converted. The make whole premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective and the stock price.

        For these purposes, the "stock price" will be the price paid per Limited Voting Share in the transaction constituting the fundamental change. If holders of our Limited Voting Shares receive only cash in that transaction, the stock price will be the cash amount paid per share. Otherwise the stock price will be the average of the "closing sale price" (as defined below under "—Conversion upon Satisfaction of Market Condition") of our Limited Voting Shares on the 10 trading days up to, but not including, the effective date of the fundamental change.

        We may satisfy the make whole premium, whether on repurchase or through conversion of notes, in (at our option) cash, our Limited Voting Shares, the consideration into which all or substantially all of our Limited Voting Shares have been converted in connection with the fundamental change or any combination thereof. We also will pay cash in lieu of any fractional shares. If holders of our Limited Voting Shares have the right to elect the form of consideration received in a fundamental change, then for purposes of the foregoing the consideration into which a Limited Voting Share has been converted shall be deemed to equal the aggregate consideration distributed in respect of all Limited Voting Shares divided by the total number of Limited Voting Shares participating in the distribution.

        The value of the consideration to be delivered in respect of the make whole premium will be delivered on the designated event purchase date or the calculation date (as defined below), as applicable and calculated as follows:

  •
  securities that are traded on an United States national securities exchange or the Toronto Stock Exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotation of securities prices will be valued based on the average closing sale price on the 10 trading days prior to, but excluding, the designated event purchase date; provided that in the event of a fundamental change that does not give rise to an offer to purchase as described below under "—Offer to Purchase upon a Designated Event", such securities will be valued based on the average closing sale price on the 10 trading days prior to, but excluding, the date that is 20 business days following the effective date of the fundamental change (the "calculation date");

  •
  other securities, assets or property (other than cash) which holders will have the right to receive will be valued based on the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally-recognized investment banks selected by us; and

  •
  100% of any cash.

        The prices set forth in the first row of the following table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately before that adjustment of the conversion rate of the notes multiplied by a fraction, the numerator of which is the conversion rate of the notes immediately before the adjustment giving rise to the stock price adjustment, and the denominator of which is the conversion rate of the notes as so adjusted.

        The following table sets forth the make whole premiums (table in percentages).

Make Whole Premium on Fundamental Change
(% of Principal Amount)

	Stock Price on Date of Fundamental Change
Date of Fundamental Change
	US$55.11	US$56.00	US$57.00	US$58.00	US$59.00	US$60.00	US$65.00	US$70.00	US$75.00	US$80.00	US$85.00	US$90.00	US$100.00	US$125.00	US$150.00

June 18, 2004	0.0%	0.8%	1.6%	2.5%	3.4%	4.3%	9.1%	14.3%	15.0%	13.6%	12.5%	11.5%	9.9%	7.4%	6.0%
July 30, 2005	0.3%	1.0%	1.8%	2.6%	3.5%	4.3%	8.8%	13.7%	14.2%	12.7%	11.4%	10.3%	8.7%	6.2%	5.0%
July 30, 2006	0.6%	1.2%	1.9%	2.6%	3.4%	4.1%	8.2%	12.8%	13.0%	11.3%	10.0%	8.8%	7.1%	4.8%	3.8%
July 30, 2007	0.7%	1.2%	1.7%	2.3%	2.9%	3.5%	7.1%	11.2%	11.2%	9.3%	7.8%	6.7%	5.0%	3.1%	2.5%
July 30, 2008	0.3%	0.6%	0.9%	1.3%	1.7%	2.2%	4.9%	8.4%	8.0%	6.0%	4.6%	3.5%	2.3%	1.4%	1.2%
July 30, 2009	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

        The exact stock price and date of the fundamental change may not be in the table, in which case, if the stock price is:

  •
  between two stock price amounts on the table or the date of the fundamental change is between two dates on the table, the make whole premium will be determined by straight-line interpolation between the make whole premium amounts provided for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year;

  •
  more than US$150.00 per share (subject to adjustment), no make whole premium will be paid; and

  •
  less than US$55.11 (subject to adjustment), no make whole premium will be paid.

Conversion Rights

  General

        Holders may convert any outstanding notes (or portions of outstanding notes) under the circumstances summarized below into 13.9581 Limited Voting Shares per US$1,000 principal amount of notes, subject to adjustment in certain circumstances as described below. We refer to this rate as the "conversion rate". This rate results in an initial conversion price of approximately US$71.64 per share. We will not issue fractional Limited Voting Shares upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing sale price of our Limited Voting Shares on the business day immediately preceding the conversion date. Upon any conversion of notes, in lieu of delivering Limited Voting Shares, we will have the option to deliver cash or a combination of cash and Limited Voting Shares, as described below. You may convert notes only in denominations of US$1,000 and whole multiples of US$1,000.

        Holders may surrender notes for conversion into our Limited Voting Shares only under the following circumstances:

  •
  during any fiscal quarter (beginning with the quarter ending September 30, 2004) if the closing sale price of our Limited Voting Shares for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price in effect on that 30th trading day;

  •
  during the five consecutive trading day period immediately following any 10 consecutive trading day period in which the trading price per US$1,000 principal amount of notes for each day of such period was less than 95% of the product of the closing sale price of our Limited Voting Shares and the conversion rate for that day;

  •
  if we have called the notes for redemption; or

  •
  upon the occurrence of the specified corporate transactions or a fundamental change, as described below.

  Conversion Upon Satisfaction of Market Price Condition

        A holder may convert its notes into our Limited Voting Shares during any fiscal quarter (beginning with the quarter ending September 30, 2004) if the closing sale price of our Limited Voting Shares for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 130% of the conversion price on that 30th trading day.

        The "closing sale price" of our Limited Voting Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our Limited Voting Shares are traded (currently being The New York Stock Exchange) or, if our Limited Voting Shares are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market System or, if no such price is reported, as reported by the principal non-United States market on which our Limited Voting Shares are traded (currently being the Toronto Stock Exchange). That price, if in Canadian dollars, is to be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on that date. In the absence of such quotation, the board of directors of Four Seasons will make a good faith determination of the "closing sale price".

  Conversion Upon Satisfaction of Trading Price Condition

        A holder also may convert its notes into our Limited Voting Shares during the five consecutive trading day period immediately following any 10 consecutive trading day period in which the trading price per US$1,000 principal amount of the notes for each day of such period was (or was deemed to be) less than 95% of the conversion value for the notes; provided however, that if, on the date of any conversion pursuant to this condition, the closing sale price of our Limited Voting Shares is greater than the conversion price, we will deliver to a holder surrendering notes for such conversion in lieu of a number of our Limited Voting Shares (or cash or a combination of cash and our Limited Voting Shares) based on the conversion price that number of our Limited Voting Shares or, at our option, cash or a combination of cash and our Limited Voting Shares, with a value equal to the aggregate of the principal amount of such holder's notes so surrendered as of the conversion date plus accrued and unpaid interest up to, but not including, the conversion date.

        "Conversion value" is equal to the product of the closing sale price for our Limited Voting Shares on a given day multiplied by the then current conversion rate, which is the number of Limited Voting Shares into which each US$1,000 principal amount note is then convertible.

        The "trading price" of a note on any day means the average of the secondary market bid quotations per US$1,000 principal amount of notes obtained by the bid solicitation agent for US$2,000,000 principal amount of notes at approximately 4:00 p.m., New York City time on the day in respect of which the trading price is being determined from three unaffiliated securities dealers that we select (which may include any of the underwriters); provided that if at least three of these bids cannot reasonably be obtained by the bid solicitation agent, but two bids are obtained, then the average of the two bids will be used, and if only one bid can reasonably be obtained by the bid solicitation agent, this one bid will be used. If the bid solicitation agent, through the exercise of reasonable efforts, is unable to obtain at least one bid from a securities dealer on a day, the trading price of the notes for that day will be deemed to be less than 95% of the conversion value for the notes.

        In connection with any conversion upon satisfaction of the trading price condition, the bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested that determination. We will have no obligation to make that request unless a holder provides us with reasonable evidence that the trading price per note would be less than 95% of the product of the closing sale price of the notes and the conversion rate. Upon receiving that evidence, we will instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per note is at least equal to 95% of the product of the closing sale price of our Limited Voting Shares and the conversion rate.

        The bid solicitation agent will be selected by us, which bid solicitation agent will not be our affiliate. We may change the bid solicitation agent at any time (at our option). The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the notes.

  Conversion Upon Notice of Redemption

        A holder may surrender for conversion any notes we call for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at that time. If a holder already has delivered an acceptance notice with respect to our offer to purchase a note in connection with a designated event, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

  Conversion Upon Specified Corporate Transactions

        If we:

  •
  issue to all holders of our Limited Voting Shares certain rights or warrants to purchase our Limited Voting Shares that are exercisable for a period expiring within 45 days of the record date for such issuance and have an exercise price that is less than the average closing sale price of our Limited Voting Shares for the 10 trading days immediately preceding but not including the record date for such issuance; or

  •
  make a distribution to all holders of our Limited Voting Shares, shares in our capital, evidences of our indebtedness or assets (including certain rights to purchase our securities) and that distribution has a per share value of more than 10% of the closing sale price of our Limited Voting Shares on the trading day preceding the declaration date for the distribution, we will notify the holders of notes at least 20 days before the ex-dividend date for that issue or distribution. Once we have given that notice, a holder may surrender notes for conversion at any time until the earlier of close of business on the business day before the ex-dividend date or any announcement by us that the distribution will not take place. If a holder will otherwise participate in the distribution without conversion, the holder will not have the right to convert pursuant to this provision. If the issue or distribution does not take place, no notes surrendered for conversion will be converted.

  Conversion Upon Fundamental Change

        In the event of a fundamental change, a holder may surrender notes for conversion at any time from and after the date that is 10 days before the anticipated effective date of the fundamental change until and including the date that is 10 days after the actual date of the fundamental change or, if later, the related designated event purchase date, if any, for that fundamental change. If the fundamental change does not take place, no notes surrendered for conversion will be converted.

        We will notify the holders of notes and the trustee at least 10 trading days before the anticipated effective date of the fundamental change. We also will notify the holders of notes and the trustee that a fundamental change has become effective within the five trading day period after the date the fundamental change becomes effective.

        If a holder converts notes in connection with a fundamental change, the holder will receive on conversion:

  •
  the number of our Limited Voting Shares into which the notes are convertible, if notes are surrendered for conversion before the earlier of the record date for receiving distributions in connection with the fundamental change and the effective time of the fundamental change, or the kind and amount of cash, securities and other assets or property that the holder would have received if the holder had held the number of shares of our Limited Voting Shares into which the converted notes were convertible immediately before the fundamental change, if notes are surrendered for conversion after that date; plus

  •
  if the holder is entitled to a make whole premium, that number of Limited Voting Shares (or cash if we exercise our option to deliver cash in lieu of some or all of those Limited Voting Shares) having a value equal to the aggregate of the make whole premium (deliverable and determined as set forth above under "—Determination of the Make Whole Premium") and an amount equal to any accrued but unpaid interest up to, but not including, the conversion date.

provided, however, that if the fundamental change occurs on a date prior to the date that is five years plus one day from the last date of issuance of the notes (which would include the issuance of notes pursuant to the over-allotment option), the holder will only be entitled to receive consideration that constitutes "prescribed securities" as described under "—Conversion Rate Adjustments".

Conversion Procedures

        We will have the option to deliver cash in lieu of some or all of the Limited Voting Shares to be delivered upon any conversion of the notes (including additional Limited Voting Shares to be delivered as described under "—Determination of the Make Whole Premium"). We will give notice of our election to deliver part or all of the conversion consideration in cash to the holder converting the notes within two business days of our receipt of the holder's notice of conversion unless we have already informed holders of our election in connection with our optional redemption of the notes. The amount of cash to be delivered per note will be equal to the number of Limited Voting Shares in respect of which the cash payment is being made multiplied by the average of the closing sale prices of our Limited Voting Shares on the ten trading days commencing one day after:

  •
  the date of our notice of election to deliver all or part of the conversion consideration in cash if we have not given notice of redemption; or

  •
  the conversion date, in the case of conversion following notice of redemption specifying our intention to deliver cash upon conversion.

        If we elect to deliver cash in lieu of some or all of the Limited Voting Shares issuable upon conversion, we will make the payment, including delivery of any Limited Voting Shares, through the conversion agent, to holders surrendering notes no later than the tenth business day following the conversion date. Otherwise, we will deliver the Limited Voting Shares, together with any cash payment for fractional shares, through the conversion agent no later than the fifth business day following the conversion date.

        Our delivery to the holder of the full number of Limited Voting Shares into which the note is convertible or cash in lieu of any such Limited Voting Shares, together with any cash payment for fractional shares, will be deemed to satisfy our obligation to pay:

  •
  the principal amount of the note;

  •
  any entitlement to a make whole payment; and

  •
  accrued but unpaid interest, if any, attributable to the period from the most recent interest payment date to the conversion date.

        As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

        Notwithstanding the preceding paragraph, if notes are converted after an interest payment record date but prior to the corresponding interest payment date, holders of the notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Those notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on that interest payment date with respect to the notes converted; provided that no such payment need be made:

  •
  if we have specified a redemption date that is after an interest payment record date but on or prior to the corresponding interest payment date;

  •
  if we have specified a repurchase date following a designated event that is after an interest payment record date but on or prior to the corresponding interest payment date; or

  •
  to the extent of any overdue interest at the time of conversion with respect to the note.

        To convert interests in a global note, the holder must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a note in certificated form, the holder must:

  •
  complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

  •
  deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent; and

  •
  pay all funds required, if any, relating to interest on the note to be converted to which the holder is not entitled.

        The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares will be delivered in accordance with DTC customary practices. A holder of notes will not be entitled to any rights as a holder of our Limited Voting Shares, including, among other things, the right to vote and receive dividends and notices of meetings of shareholders, until the conversion is effective.

        If a holder accepts our offer to repurchase its notes as described under "—Offer to Purchase upon a Designated Event", the holder may convert its notes as provided above only if it withdraws its applicable repurchase notice and converts its notes prior to the close of business on the business day immediately preceding the applicable repurchase date.

        If the transaction also constitutes a "designated event," we will be required to make an offer to the holder to purchase all or a portion of its notes as described under "—Offer to Purchase upon a Designated Event".

Conversion Rate Adjustments

        We will adjust the conversion rate (as well as the table of make whole premiums described under "—Determination of the Make Whole Premium") if any of the following events occur:

  (1)
  we issue Limited Voting Shares as a dividend or distribution on our Limited Voting Shares to all holders of our Limited Voting Shares;

  (2)
  we issue to all holders of our Limited Voting Shares rights or warrants to purchase our Limited Voting Shares or securities convertible into or exchangeable or exercisable for our Limited Voting Shares that are exercisable for not more than 45 days and have an exercise price that is less than the closing sale price of our Limited Voting Shares on the trading day immediately preceding the time of announcement of the issuance;

  (3)
  we subdivide or combine our Limited Voting Shares;

  (4)
  we distribute to all holders of our Limited Voting Shares shares in our capital, evidence of our indebtedness or assets (including securities), but excluding:

  •
  rights or warrants listed in (2), above,

  •
  dividends or distributions listed in (1), above, and

  •
  dividends or distributions paid exclusively in cash,

    provided that if we distribute capital stock of, or similar equity interests in a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our Limited Voting Shares, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such distribution on the New York Stock Exchange, Toronto Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

  (5)
  we distribute to all holders of our Limited Voting Shares a dividend or distribution paid exclusively in cash, to the extent that such dividend or distribution, when combined with any other dividends or distributions paid exclusively in cash during the preceding twelve months, exceeds Cdn.$0.11 per share (the "dividend threshold amount", which is subject to proportionate adjustment to reflect subdivisions or combinations of our Limited Voting Shares), in which case the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash dividend or distribution by a fraction (1) the numerator of which will be the current market price per Limited Voting Share minus the dividend threshold amount, and (2) the denominator of which will be the current market price per Limited Voting Share minus the amount per share of such dividend or distribution. "Current market price" is the average of the daily closing sale prices for our Limited Voting Shares for the ten consecutive trading days ending on the earlier of the date of determination and the day before the "ex" date with respect to the dividend or distribution requiring the computation (being the first day on which our Limited Voting Shares trade, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive the dividend or distribution); and

  (6)
  we or one of our subsidiaries makes a payment to holders of our Limited Voting Shares in respect of an issuer bid, a tender offer or exchange offer for our Limited Voting Shares, to the extent that the cash and the value of any other consideration included in the payment by us per Limited Voting Share in respect of the issuer bid, tender offer or exchange offer is more than the closing sale price per Limited Voting Share on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to that offer.

If we:

  •
  reclassify our Limited Voting Shares into another class of stock (other than changes resulting from a subdivision or a combination); or

  •
  are party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or similar transaction or a transfer of all or substantially all of our consolidated property and assets (as determined under applicable law) and the holders of all of our Limited Voting Shares receive cash, securities or other property (or any combination thereof) with respect to or in exchange for all of their Limited Voting Shares, then at the effective time of the reclassification or transaction, the right to convert a note into our Limited Voting Shares will be changed into a right to convert a note into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted that note immediately before the effective time of the reclassification or transaction; provided, however, that if, before the date that is five years plus one day from the last date of issuance of the notes (which would include the issuance of notes pursuant to the over-allotment option), holders of notes otherwise would be entitled to receive, upon conversion of the notes, any property (including cash) or securities that would not constitute "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (which is referred to as "ineligible consideration"), those holders will not be entitled to receive the ineligible consideration, but we or the successor or acquiror, as the case may be, will have the right (at our option or the option of the successor or acquiror, as the case may be) to deliver either the ineligible consideration or "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) with a market value equal to the market value of the ineligible consideration (and the conversion rate will be adjusted if required). Although the statutory provisions relating to prescribed securities are very complex, in general, prescribed securities would include our Limited Voting Shares and certain other shares that are not redeemable by the holder within five years of the last date of issuance of the notes (which would include the issuance of notes pursuant to the over-allotment option).

Because of this, certain transactions may result in the notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the notes. We will give holders of notes written notice (to the extent permitted by applicable law or regulation) at least 30 days prior to the effective date of such a transaction and issue a release to a business newswire stating the consideration into which the notes will be convertible after the effective date of such a transaction. After the notice, we or the successor or acquiror, as the case may be, may not change the consideration to be delivered upon conversion of the note except in accordance with any other provision of the indenture.

        To the extent that we have a rights plan in effect upon conversion of the notes into Limited Voting Shares, the holder will receive, in addition to the Limited Voting Shares, the rights under the rights plan (provided that the rights constitute "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada)) unless, before any conversion, the rights have expired, terminated or been redeemed or unless the rights have been separated from the Limited Voting Shares, in which case the conversion rate will be adjusted at the time of separation as if we distributed to holders of our Limited Voting Shares shares of our capital stock, evidences of indebtedness or assets, as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

        We will not make any adjustment to the conversion rate if holders of notes may participate in the transactions described above.

        We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

        To the extent permitted by law, we may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We will give holders of notes notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of Limited Voting Shares in connection with a dividend or distribution of shares or a similar event.

        Except as described above in this section, we will not adjust the conversion rate.

        U.S. holders of the notes may be deemed to have received a distribution subject to U.S. federal income tax as a dividend as a result of certain adjustments of the conversion rate. See "Certain Federal Income Tax Considerations—United States Federal Income Tax Considerations—Adjustment of Conversion Rate".

Optional Redemption By Us

        Prior to August 4, 2009, we cannot redeem the notes except pursuant to the provisions described below under "—Redemption for Tax Reasons". Beginning on August 4, 2009, we may (at our option) redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

        We will give at least 30 days, but not more than 60 days, notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption are convertible by the holder until the close of business on the second business day prior to the redemption date.

        If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of US$1,000 or integral multiples thereof, by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Redemption for Tax Reasons

        We also may (at our option) redeem all but not part of the notes for cash if at any time we have or would become obligated to pay to the holder of any note "Additional Amounts" as contemplated under the captions "Description of Debt Securities—Tax Redemption" and "—Additional Amounts" in the accompanying prospectus. This redemption price would be 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date but without reduction for applicable Canadian withholding taxes (except in respect of certain excluded holders not entitled to receive Additional Amounts). We will give at least 30 days, and not more than 60 days, notice of this redemption, except that:

  •
  we will not give notice of redemption earlier than 60 days prior to the earliest date on or from which we would be obligated to pay any such Additional Amounts, and

  •
  at the time we give the notice, the circumstances creating our obligation to pay the Additional Amounts remain in effect.

        Upon receiving the notice of redemption, each holder who does not wish to have us redeem its notes will have the right to elect to:

  •
  convert its notes; or

  •
  not have its notes redeemed, but no Additional Amounts that arise solely as a result of the change in Canadian tax law that caused the Additional Amounts to be payable will be payable on any payment with respect to the notes after the redemption date, and all future payments will be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld.

        In this event, payments of interest on the notes and deemed interest arising on maturity, redemption, purchase or conversion of a note or an assignment or other transfer of a note to a person resident in Canada may be subject to Canadian taxes, which may be substantial, and the tax consequences to holders of notes described under "Certain Federal Income Tax Considerations—Certain Canadian Federal Income Tax Considerations" will no longer apply. Because the tax consequences to holders in such circumstances could be material and adverse, holders of notes should consult their own tax advisors in considering whether to elect their option to avoid redemption in such circumstances. In the event that cash payments which a holder would otherwise be entitled to receive from us are insufficient to pay applicable Canadian taxes, we may require from the holder as a condition to the holder's right to receive any Limited Voting Shares on conversion or other amounts from us an amount of cash sufficient to pay applicable Canadian taxes.

        Where no election is made, the holder will have its notes redeemed without any further action. The holder must deliver to the paying agent (which will initially be the trustee) a written notice of election so as to be received by the paying agent no later than the close of business on a business day at least five business days prior to the redemption date.

        A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.

Repurchase of Notes at the Option of Holders

        On each of July 30, 2009, July 30, 2014 and July 30, 2019, a holder may require us to repurchase any outstanding notes for which the holder has properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a purchase price equal to 100% of the principal amount of those notes plus accrued and unpaid interest to, but not including, the repurchase date. Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day immediately preceding the repurchase date.

        We will pay the repurchase price for any notes submitted for repurchase by us on July 30, 2009 in cash. We may choose to pay the repurchase price for any notes submitted for repurchase by us on July 30, 2014 and July 30, 2019 in (at our option) cash, our Limited Voting Shares or a combination of cash and our Limited Voting Shares. The number of Limited Voting Shares a holder will receive will equal the relevant amount of the purchase price that is not to be paid in cash divided by the average of the closing sale price of our Limited Voting Shares for the 20 trading days immediately preceding and including the third business day immediately preceding the repurchase date. However, we may not pay the purchase price in our Limited Voting Shares or a combination of our Limited Voting Shares and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

  •
  registration of the Limited Voting Shares to be issued upon repurchase under the U.S. Securities Act of 1933, as amended, if required;

  •
  qualification of the Limited Voting Shares to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

  •
  listing of our Limited Voting Shares on the Toronto Stock Exchange or a U.S. national securities exchange or quotation of our Limited Voting Shares in an inter-dealer quotation system of any registered U.S. national securities association.

        We are required to give notice at least 25 business days prior to each repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below and, with respect to notes submitted for repurchase by us on July 30, 2014 and July 30, 2019, whether the purchase price will be paid in cash or our Limited Voting Shares, or a combination of cash and our Limited Voting Shares. Because the closing sale price of our Limited Voting Shares will be determined prior to the applicable repurchase date, holders of notes bear the market risk that our Limited Voting Shares may decline in value between the date the closing sale price is calculated and the repurchase date.

        The repurchase notice given by each holder electing to require us to repurchase notes must be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

  •
  if certificated, the certificate numbers of the holder's notes to be delivered for repurchase;

  •
  the portion of the principal amount of notes to be repurchased, which must be US$1,000 or an integral multiple thereof; and

  •
  that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

        If notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

        A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

  •
  the principal amount of notes being withdrawn;

  •
  if certificated, the certificate numbers of the notes being withdrawn; and

  •
  the principal amount, if any, of the notes that remain subject to the repurchase notice.

        If notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

        In connection with any repurchase, we will, to the extent applicable:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

  •
  file a Schedule TO or any other required schedule under the Exchange Act.

        Our obligation to pay the purchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering any certificated notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the purchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with the necessary endorsements.

        If the paying agent holds cash and/or Limited Voting Shares, as applicable, sufficient to pay the purchase price of the notes for which a repurchase notice has been given on the business day immediately following the repurchase date in accordance with the terms of the indenture, then immediately after the repurchase date the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent, and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the notes and necessary endorsements. If the paying agent does not hold the requisite Limited Voting Shares and/or cash until after that business day, immediately upon the paying agent holding such Limited Voting Shares and/or cash, the notes will cease to be outstanding and interest in the notes will cease to accrue and all other rights of the holder will terminate, other than the right to receive the purchase price upon delivery of the notes and necessary endorsements.

        The foregoing provisions would not necessarily protect holders of notes if highly leveraged or other transactions involving us occur. We could, in the future, enter into certain transactions, including certain recapitalizations, that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

        Our ability to purchase notes for cash upon delivery of a repurchase notice is subject to important limitations. Our ability to repurchase notes for cash may be limited by restrictions on the ability of Four Seasons to obtain funds for the repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. Consequently, it is possible that we would not have the financial resources, or would not be able to arrange financing, to pay the purchase price in cash for any or all the notes that might be delivered by holders of notes seeking to exercise the repurchase right.

Offer to Purchase upon a Designated Event

        If a designated event, as described below, occurs we will be required to make an offer to each holder to purchase all of its notes not previously called for redemption, or any portion of those notes that is equal to US$1,000 in principal amount or integral multiples thereof, at a purchase price equal to 100% of the principal amount of all notes, plus accrued and unpaid interest on those notes to, but not including, the purchase date, plus, a make whole premium in the circumstances and amount described above under "—Determination of the Make Whole Premium". We will be required to purchase notes in respect of which the offer is accepted by a holder on the date that is 30 business days after notice of a designated event has been mailed as described below. We refer to this date in this prospectus supplement as the "designated event purchase date".

        A "designated event" will be deemed to have occurred upon a "fundamental change" or a "termination of trading"; provided that a fundamental change or termination of trading occurring on or prior to five years plus one day after the last date of the issuance of the notes (which would include the issuance of notes pursuant to the over-allotment option) will not be a designated event unless the transaction or event resulting in such fundamental change or termination of trading also constitutes a "change in control".

  A "change in control" will be deemed to have occurred at such time as:

  •
  any person (including its affiliates and associates) other than Isadore Sharp, his spouse, any of his issue and the spouses of any of them, his or their legal representatives, any corporation of which all of the voting shares are beneficially owned, directly or indirectly, by any one or more of the foregoing, and any trust the only beneficiaries of which are any one or more of the foregoing, becomes the beneficial owner of more than 50% of the total number of votes attaching to our share capital entitled to general voting rights (collectively, "voting securities") or other securities into which the voting securities are reclassified or changed; or

  •
  there is consummated any consolidation, merger, amalgamation, binding share exchange, statutory arrangement or similar transaction involving us in which we are not the continuing or surviving corporation or pursuant to which our Limited Voting Shares would be converted into cash, securities or other property, in each case other than a consolidation, merger, amalgamation, binding share exchange, statutory arrangement or similar transaction in which holders of the voting securities immediately before the consummation of the transaction hold (directly or indirectly) at least a majority of the votes attached to the share capital of the continuing or surviving entity immediately after the consummation of the transaction.

        A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our Limited Voting Shares are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (excluding cash payments for fractional shares) that is not all or substantially all common shares, common stock or American Depositary Shares that are:

  •
  listed on, or immediately after the transaction or event will be listed on, the Toronto Stock Exchange or a United States national securities exchange; or

  •
  approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

        A "termination of trading" will be deemed to have occurred if our Limited Voting Shares (or other securities or property into which the notes then are convertible, including, without limitation, "prescribed securities" as described under "—Conversion Rate Adjustments") are neither listed for trading on the Toronto Stock Exchange or a United States national securities exchange nor approved for trading on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

        Instead of paying the purchase price for notes in respect of which our offer has been accepted in cash, we may (at our option) choose to pay the purchase price in our Limited Voting Shares (or, if we are not the surviving corporation following the occurrence of the designated event, common shares or other securities of the surviving entity or its direct or indirect parent) or a combination of the applicable securities and cash. The number of shares or securities a holder will receive will equal the amount of the purchase price that is not being paid in cash divided by the average of the closing sale prices of the applicable shares or securities for the 20 trading days immediately preceding and including the third business day immediately preceding the repurchase date. We may not pay the purchase price in the applicable shares or securities or a combination of the applicable shares or securities and cash, unless we satisfy certain conditions prior to the designated event purchase date as provided in the indenture, including:

  •
  registration of the applicable shares or securities to be issued upon purchase of the notes under the Securities Act and the Exchange Act, if required;

  •
  qualification of the applicable shares or securities to be issued upon purchase of the notes under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

  •
  listing of the applicable shares or securities to be issued upon purchase of the notes on the Toronto Stock Exchange or a United States national securities exchange or quotation of the applicable shares or securities on the Nasdaq National Market System or any similar United States system of automated dissemination of quotation of securities prices.

        Within 30 days after the occurrence of a designated event, we will mail to the trustee and to all holders of notes at their addresses shown in the register maintained by the registrar and to beneficial owners as required by applicable law a notice regarding the designated event and an offer to purchase the notes. The notice will state, among other things:

  •
  the event constituting the designated event;

  •
  the date of the designated event;

  •
  the last date on which a holder may accept our offer to purchase the notes;

  •
  the price of the designated event purchase offer;

  •
  whether the purchase price will be paid in cash, the applicable shares or securities, or a combination with a portion payable in cash and the applicable shares or securities;

  •
  the day on which we will purchase notes for which a holder has accepted our offer;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the conversion rate and any adjustments to the conversion rate;

  •
  that notes with respect to which a designated event purchase offer has been accepted by the holder may be converted, if otherwise convertible, only if the acceptance of the designated event purchase offer has been withdrawn in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to accept our offer to purchase the notes.

        To accept the designated event purchase offer, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day immediately prior to the designated event purchase date. The required acceptance notice must state:

  •
  if certificated, the certificate numbers of the holder's notes to be delivered for purchase;

  •
  the portion of the principal amount of notes to be purchased, which must be US$1,000 or an integral multiple thereof; and

  •
  that the holder accepts our offer to purchase such notes pursuant to the applicable provisions of the notes and the indenture.

If notes are not in certificated form, the acceptance notice must comply with appropriate DTC procedures.

        A holder may withdraw any acceptance of the designated event purchase offer by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the designated event purchase date. The notice of withdrawal must state:

  •
  the principal amount of notes being withdrawn;

  •
  if certificated, the certificate numbers of the notes being withdrawn; and

  •
  the principal amount, if any, of the notes that remain subject to an acceptance of the designated event purchase offer.

If notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.

        In connection with any purchase offer in the event of a designated event, we will, to the extent applicable:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

  •
  file a Schedule TO or any other required schedule under the Exchange Act.

        Our obligation to pay the purchase price for notes for which an acceptance of the designated event purchase offer has been delivered and not validly withdrawn is conditioned upon the holder delivering any certificated notes, together with necessary endorsements, to the paying agent at any time after delivery of the acceptance notice. We will cause the purchase price for the notes to be paid promptly following the later of the designated event purchase date or the time of delivery of the notes, together with the necessary endorsements. Because the sale price of the applicable shares or securities is determined prior to the designated event purchase date, holders of notes bear the market risk that the applicable shares or securities may decline in value between the date the sale price is calculated and the designated event purchase date.

        If the paying agent holds cash and/or securities sufficient to pay the purchase price of a note on the business day immediately following the designated event purchase date in accordance with the terms of the indenture, then, on and after the business day following the designated event purchase date:

  •
  that note will cease to be outstanding;

  •
  interest on that note will cease to accrue; and

  •
  all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of that note and to receive any make whole premium.

        If the paying agent does not hold the requisite cash and/or securities until after that business day, immediately upon the paying agent holding the cash and/or securities the notes will cease to be outstanding and interest in the notes will cease to accrue and all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of that note and necessary endorsements. The foregoing provisions would not necessarily protect holders of notes if highly leveraged or other transactions involving us occur. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a designated event with respect to the designated event purchase feature of the notes but that would increase the amount of our (or our subsidiaries') outstanding indebtedness.

        Our ability to purchase notes for cash upon the occurrence of a designated event is subject to important limitations. Our ability to purchase the notes for cash may be limited by restrictions on the ability of Four Seasons to obtain funds for the purchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a designated event could cause an event of default under, or be prohibited or limited by, the terms of our other senior debt. Consequently it is possible that we would not have the financial resources, or would not be able to arrange financing, to pay the purchase price in cash for any or all of the notes that might be delivered by holders of notes accepting the purchase offer.

        The designated event purchase feature of the notes may in certain circumstances make more difficult or discourage a take-over of our company. We have not provided for this feature, however, as a result of our knowledge of any specific effort:

  •
  to accumulate our Limited Voting Shares;

  •
  to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

  •
  by management to adopt a series of anti-takeover provisions.

Instead, the designated event purchase feature is a standard term contained in securities similar to the notes.

Events of Default

        The following will be events of default for the notes:

  •
  the events of default set out under the heading "Description of Debt Securities—Events of Default" in the accompanying prospectus;

  •
  default in the payment of the designated event purchase price (including any make whole premium) with respect to any note when the amount becomes due and payable, the failure by us to provide timely notice of a designated event or the failure by us to make a designated event purchase offer in accordance with the indenture; and

  •
  default in our obligation to satisfy our conversion obligation (including any entitlements to a make whole premium) upon exercise of a holder's conversion right, unless the default is cured within five days after written notice of default is given to us by the trustee or the holder of the note.

Modification and Waiver

        The provisions described under "Description of Debt Securities—Modification and Waiver" in the accompanying prospectus apply to the notes. In addition, no modification or amendment may, without the consent or affirmative vote of each holder of outstanding notes:

  •
  reduce any amount payable upon redemption or repurchase of any note (including upon the occurrence of a designated event) or change the time at which or circumstances under which the notes may or will be redeemed or repurchased;

  •
  impair the right of a holder to convert any note or reduce the number of Limited Voting Shares or any other property receivable upon conversion other than as contemplated in the indenture; or

  •
  modify any of the above provisions.

Book-Entry System

        The notes are issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold the interests pursuant to DTC's procedures and practices. As a result, beneficial interests in any the securities are shown on, and transfers thereof are only effected through, records maintained by DTC and its direct and indirect participants and any the interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests in accordance with DTC's procedures and practices. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture provided to the holders of the notes. Four Seasons and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with it and facilitates the settlement among participants of securities transactions in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to securities brokers and dealers, banks and trust companies, and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

        The following is a general summary of certain U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of notes and Limited Voting Shares issuable upon conversion of the notes by a U.S. Holder (as defined below) who purchases notes in this offering at the issue price set forth on the cover of this prospectus supplement and who holds such notes and Limited Voting Shares as "capital assets" within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). As used in this summary of U.S. federal income tax considerations, the term "U.S. Holder" means a beneficial holder of a note or Limited Voting Share that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "United States persons" have the authority to control all substantial decisions of the trust. As used in this summary of U.S. federal income tax considerations, the term "Non-U.S. Holder" means any beneficial owner of a note or Limited Voting Share that is not a U.S. Holder.

        This summary does not consider the U.S. federal income tax consequences of the holding or the disposition of the notes or Limited Voting Shares by a partnership. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or Limited Voting Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of the notes that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and Limited Voting Shares.

        This summary is based upon the Code, U.S. Department of the Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of the notes or Limited Voting Shares. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose "functional currency" is not the U.S. dollar). Also, this summary is not intended to be wholly applicable to all categories of U.S. Holders, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, persons that own, or are deemed to own, 10% of more of the voting shares of our stock and persons holding notes or Limited Voting Shares as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or Limited Voting Shares under the constructive sale provisions of the Code) may be subject to special rules. This summary also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to U.S. Holders of the notes or Limited Voting Shares.

All prospective purchasers of the notes are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the purchase, ownership, conversion and disposition of the notes and Limited Voting Shares, including the possible application of any income tax treaty.

United States Holders

  Interest on Notes

        A U.S. Holder will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with the U.S. Holder's regular method of U.S. federal income tax accounting. In addition to interest on the notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any Additional Amounts we pay as a result of the imposition of Canadian withholding taxes. See "—Additional Amounts" below. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will be treated as income from outside the United States and generally will be considered "passive income" or, in the case of certain types of U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. See "—Credit for Foreign Taxes Withheld" below. The rules governing the U.S. foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

  Original Issue Discount

        It is not expected that the notes will be issued with original issue discount. If, however, the notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as accruing over the notes' term as interest income of the U.S. holders in advance of the cash payments attributable to such original issue discount regardless of whether such U.S. Holder is a cash or accrual basis taxpayer. A U.S. Holder's adjusted tax basis in a note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if we determine that the notes have original issue discount, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period. U.S. Holders should consult their own tax advisors regarding the tax consequences that may arise in the event the notes are issued with original issue discount.

  Additional Amounts and Make Whole Premium

        In certain circumstances, we will be required to pay Additional Amounts if certain withholding taxes are imposed on payments on the notes, as more fully described in "Description of Debt Securities—Additional Amounts" in the accompanying prospectus. In certain circumstances, we will be required to pay a make whole premium upon the purchase or conversion of the notes in connection with a fundamental change. Although the matter is not free from doubt, we intend to take the position that the contingency that we will be required to pay such Additional Amounts or a make whole premium is "remote" within the meaning of the applicable Treasury regulations, and we do not intend to treat the possibility of such payments as causing the notes to be considered issued with "original issue discount" or as requiring the notes to be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. On that basis, we believe that the payment of such Additional Amounts, if any, will be taxable to a U.S. Holder as ordinary income at the time such payments accrue or are received in accordance with the holder's method of U.S. federal income tax accounting and that payment of a make whole premium, if any, will be taxed as cash received in connection with the repurchase or conversion of the notes, as applicable.

  Conversion of Notes into Limited Voting Shares

        A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into Limited Voting Shares except (i) with respect to cash received in lieu of a fractional Limited Vote Share and (ii) to the extent that any Limited Voting Shares are considered attributable to accrued but unpaid interest not previously included in gross income. Cash received in lieu of a fractional Limited Voting Share should generally be treated as a payment in exchange for the fractional Limited Voting Share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of a fractional Limited Voting Share generally will equal the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional Limited Voting Share, and will be long-term capital gain or loss if the U.S. Holder will have held the note for more than one year at the time of conversion. See "—Sale, Exchange, Redemption or Other Disposition of Notes or Limited Voting Shares" below for a discussion of the consequences of capital-gain treatment. The fair market value of Limited Voting Shares that are attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as ordinary income to the extent not previously included in gross income. See "—Interest on Notes" above.

        The initial tax basis of Limited Voting Shares received on conversion (other than Limited Voting Shares attributable to accrued but unpaid interest not previously included in gross income) will equal the adjusted tax basis of the note converted, reduced by the portion of adjusted tax basis allocated to any fractional Limited

Voting Share exchanged for cash. The initial tax basis of Limited Voting Shares attributable to such accrued but unpaid interest will be the fair market value of such Limited Voting Shares. The holding period for the Limited Voting Shares received on conversion will generally include the period during which the converted note was held prior to conversion. The holding period for Limited Voting Shares attributable to accrued but unpaid interest will, however, commence on the day following the date of delivery of the Limited Voting Shares.

  Conversion of Notes into Cash or Limited Voting Shares and Cash

        As discussed above under "Description of the Notes—Conversion Rights," we will have the option to deliver cash in lieu of some or all of the Limited Voting Shares to be delivered upon conversion of the notes. If a U.S. Holder converts a note and we deliver solely cash, the transaction will be treated for U.S. federal income tax purposes as a redemption of the note, having the consequences for the holder described below under "Sale, Exchange, Redemption or Other Disposition of Notes or Limited Voting Shares".

        If a U.S. Holder converts a note and we deliver a combination of Limited Voting Shares and cash, and such cash is not merely received in lieu of a fractional Limited Voting Shares, the U.S. federal income tax treatment to the holder is uncertain. For U.S. federal income tax purposes, the transaction will be treated as an exchange of the note for a combination of cash and Limited Voting Shares. Assuming the note is a "security" for U.S. federal income tax purposes, which is likely, a U.S. Holder will be required to recognize the gain (but not loss) realized on this exchange in an amount equal to the lesser of (i) the gain realized (being the excess, if any, of the fair market value of the Limited Voting Shares received plus the cash received over the adjusted tax basis in the note exchanged therefor) and (ii) the cash received. Such gain generally will be long-term capital gain if the U.S. Holder will have held the note for more than one year at the time of the exchange. See "—Sale, Exchange, Redemption or Other Disposition of Notes or Limited Voting Shares" below for a discussion of the consequences of capital-gain treatment. The U.S. Holder's adjusted tax basis in the Limited Voting Shares received generally will equal the adjusted tax basis in the note exchanged (exclusive of any basis allocable to a fractional share), decreased (but not below zero) by the cash received (other than cash in lieu of a fractional share) and increased by the amount of gain recognized (other than gain with respect to a fractional share). The U.S. Holder's holding period for the Limited Voting Shares received upon exchange of the note will include the holding period for the note so exchanged.

        Alternatively, the cash payment might be treated as the proceeds from the redemption of a portion of the note and taxed in the manner described under "—Sale, Exchange, Redemption or Other Disposition of Notes or Limited Voting Shares" below. In such case, the U.S. Holder's adjusted tax basis in the note (exclusive of any basis allocable to a fractional share) would be allocated pro rata between the Limited Voting Shares received and the portion of the note that is treated as redeemed for cash. The holding period for the Limited Voting Shares received in the conversion would include the holding period for the note.

        In either case, a U.S. Holder should be entitled to treat any cash received in the exchange as applied first to the satisfaction of any accrued but unpaid interest on the note. U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and Limited Voting Shares upon a conversion.

  Adjustment of Conversion Rate

        The conversion rate of the notes is subject to adjustment under certain circumstances. See "Description of the Notes—Conversion Rights". Certain adjustments (or failures to make adjustments) to the conversion rate of the notes may result in a taxable constructive dividend distribution to a U.S. Holder of a note. This will occur if and to the extent that certain adjustments in the conversion rate, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of our Limited Voting Shares), increase the proportionate interest of a U.S. Holder of a note in the fully diluted Limited Voting Shares. The amount of any constructive dividend distribution will be limited to the amount of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes and will be taxable as a dividend. See "—Distributions on Limited Voting Shares". Because a constructive dividend distribution may occur whether or not a U.S. Holder ever exercises the conversion privilege, such holder may recognize income even though such holder does not receive any cash or property as a result of the adjustment (or failure to adjust). Adjustments to the conversion rate made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution in the interest of the holders of the notes, however, will generally not be considered to result in a constructive dividend distribution.

  Sale, Exchange, Redemption or Other Disposition of Notes and Limited Voting Shares

        Subject to the passive foreign investment company ("PFIC") rules discussed below, gain or loss, if any, realized by a U.S. Holder on the sale, exchange (other than a conversion), redemption or other disposition of a note or Limited Voting Share will generally be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the note or Limited Voting Share and the amount realized on the disposition (other than, in the case of a note, any amount attributable to accrued but unpaid interest, which will be taxable as ordinary income).

        Gain or loss realized on the sale, exchange, redemption or other disposition of a note or Limited Voting Shares generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of the disposition the note or Limited Voting Share has been held for more than one year. For non-corporate taxpayers, including individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income (generally 15% for most gains recognized in taxable years beginning on or before December 31, 2008). The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses. Any gain or loss realized by a U.S. Holder on the sale of a note or a Limited Voting Shares will generally constitute U.S. source gain or loss for U.S. foreign tax credit purposes.

  Distributions on Limited Voting Shares

        Subject to the PFIC rules discussed below, the gross amount of any distribution by us (including any Canadian taxes withheld therefrom) with respect to Limited Voting Shares generally will be included in the gross income of a U.S. Holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. However, provided that we are not a PFIC, such dividends should be "qualified dividend income", which, if received by a U.S. Holder that is a non-corporate taxpayer, including an individual, in taxable years beginning on or before December 31, 2008, is subject to tax at the rates applicable to adjusted capital gain, discussed above. Qualified dividend income does not include dividends received on Limited Voting Shares with respect to which the U.S. Holder has not met a minimum holding-period requirement or to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares). See "—Credit for Foreign Taxes Withheld" below for a discussion of the source of dividends on Limited Voting Shares for U.S. foreign tax credit purposes.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Limited Voting Shares and, to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the Limited Voting Shares, will be taxed as a capital gain from the sale or exchange of the Limited Voting Shares.

  Credit for Foreign Taxes Withheld

        Subject to the limitations set forth in sections 901 and 904 of the Code (including certain holding-period requirements), the foreign tax withheld or paid, if any, with respect to interest on the notes or dividends on the Limited Voting Shares generally will be eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which the U.S. Holder elects to do so with respect to all foreign income taxes.

        The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. If we are not a "United States-owned foreign corporation", interest on notes and dividends on the Limited Voting Shares will generally be treated for U.S. foreign tax credit purposes as foreign source "passive income" or, in the case of certain types of U.S. Holders, "financial services income". If, and for so long as, we are a United States-owned foreign corporation, dividends we pay on the Limited Voting Shares may, subject to certain exceptions, instead be treated for U.S. foreign tax credit purposes as either foreign-source "passive income" (or "financial services income") or as U.S.-source income, in proportion to our earnings and profits in the year of such distribution allocable to foreign and U.S. sources, respectively. We will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our stock is held, directly or indirectly, by U.S. Holders. No assurance can be given as to whether we will be treated as a United States-owned foreign corporation.

U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign taxes withheld.

  Passive Foreign Investment Company

        If we were to be treated as a PFIC, U.S. Holders of the notes or Limited Voting Shares could be subject to a variety of adverse tax consequences, including higher U.S. federal income taxes on certain distributions, and on any gain recognized on the disposition of the notes (other than by conversion) or the Limited Voting Shares, than otherwise would apply. In addition, the lower rates of taxation recently announced for "qualified dividend income" are not available to dividends paid by PFICs. A non-U.S. corporation is classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. Based on the nature of our income, assets and activities and the manner in which we operate its business in future years, we do not expect to be classified as a PFIC for any taxable year. However, because the PFIC determination will be made annually on the basis of our income and assets, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them if we were to be treated as a PFIC.

  Information Reporting and Backup Withholding

        The Code and the U.S. Department of the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at the rate of 28% from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his or her U.S. federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and other exempt recipients.

        Payments of interest or dividends to a U.S. Holder that is not an exempt recipient will be subject to information reporting and backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

        Payments made to U.S. Holders by a broker upon a sale of notes or Limited Voting Shares will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will generally be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by United States persons or is engaged in a U.S. trade or business.

        Any amounts withheld from a payment to a U.S. Holder of notes or Limited Voting Shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

        A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on (i) interest paid or accrued on the notes, (ii) payments of Additional Amounts on the notes, (iii) receipt of Limited Voting Shares upon conversion of the notes, or (iv) gain realized upon the disposition of the notes, whether by redemption or sale. Similarly, distributions by us with respect to Limited Voting Shares, and gain realized upon the disposition of Limited Voting Shares will generally not be subject to U.S. federal income or withholding tax. However, gain realized on the disposition of notes or Limited Voting Shares by an individual Non-U.S. Holder who is present in the United States for 183 days or more of the taxable year of the sale and meets certain other conditions will be subject to U.S. federal income tax at a 30% rate. In addition, if a Non-U.S. Holder recognizes income or gain on the notes or Limited Voting Shares and such income or gain is effectively connected with the conduct of such Non-U.S. Holder's trade or business within the United States, the income and gain that is effectively connected with the conduct of such trade or business or, if certain treaty provisions apply, is attributable to a permanent establishment in the United States will generally be subject to U.S. federal income tax in the same manner as income or gain realized by a U.S. Holder. In addition, for a corporate Non-U.S. Holder, the earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

        A Non-U.S. Holder will not be subject to information reporting or backup withholding (at a current rate of 28%) with respect to interest payments on the notes or payments of dividends on Limited Voting Shares if such interest or dividends are paid by a non-U.S. payor or non-U.S. middleman to a Non-U.S. Holder through an account maintained outside the United States. However, unless a Non-U.S. Holder establishes an exemption (as described below), information reporting and backup withholding will generally apply to all interest paid on the notes and dividends paid with respect to Limited Voting Shares if such amounts (i) are paid by a U.S. payor or U.S. middleman or (ii) are paid in the United States. For this purpose, a payment will be considered to be made in the United States if it is paid to an account maintained by the payee in the United States or is mailed to a U.S. address. Further, if interest payments on the notes or dividend payments on Limited Voting Shares are paid to a Non-U.S. Holder through a foreign office of a broker that is (1) a U.S. person as defined under the Code, (ii) a foreign person that derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation within the meaning of the Code, or a (iv) foreign partnership with certain connections to the United States, such interest and dividends will be subject to information reporting (but not backup withholding) unless a Non-U.S. Holder establishes an exemption from such reporting (as described below).

        Generally, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the gross proceeds of a sale of the notes or the Limited Voting Shares effected outside the United States. However, unless a Non-U.S. Holder establishes an exemption (as described below), the gross proceeds of any sale of the notes or Limited Voting Shares made through a U.S. office of any broker, foreign or domestic, will be subject to information reporting and backup withholding.

        To establish an exemption from information reporting and backup withholding, a Non-U.S. Holder must timely provide an IRS Form W-8BEN (or other applicable form) certifying under penalties of perjury that such holder is a non-U.S. person as defined under the Code. Notwithstanding any IRS Form W-8BEN or other documentary evidence, a broker or other payor who has actual knowledge or reason to know that a holder is a U.S. person will be required to backup withhold and file information returns with the IRS if such broker or payor is a U.S. person or has certain connections to the United States.

Certain Canadian Federal Income Tax Considerations

        The following is a summary of the principal Canadian federal income tax considerations generally applicable to prospective purchasers pursuant to this offering who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable income tax treaty or convention are not resident and are not deemed to be resident in Canada, hold notes (convertible only into our Limited Voting Shares) and will hold Limited Voting Shares acquired on conversion of notes as capital property, deal at arm's length with and are not affiliated with us, do not use or hold, and are not deemed to use or hold, notes or

Limited Voting Shares in connection with a trade or business carried on, or deemed to be carried on, in Canada and, in the case of insurers, will not carry on an insurance business in Canada with which such notes or Limited Voting Shares are effectively connected or in respect of which the notes or Limited Voting Shares would be "designated insurance property" for the purposes of the Canadian Tax Act (each, a "Non-Canadian Holder").

        This summary is based upon the current provisions of the Canadian Tax Act and Regulations thereunder and on counsel's understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account specific proposals to amend the Canadian Tax Act and the Regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein.

        This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Canadian Holder and no representation is made with respect to the Canadian tax consequences to any particular Non-Canadian Holder. Accordingly, prospective purchasers should consult their own tax advisors with respect to the Canadian tax considerations relevant to them, having regard to their particular circumstances.

  Ownership of Notes

        A Non-Canadian Holder of notes will not be subject to Canadian withholding tax in respect of:

  •
  amounts paid or credited by us as principal of the notes or interest or premium thereon; or

  •
  proceeds received by the Non-Canadian Holder at maturity or upon a redemption, purchase or conversion of a note (including any make whole premium).

        A Non-Canadian Holder that converts a note into Limited Voting Shares only pursuant to that holder's right of conversion will not be considered to realize a capital gain or capital loss on such conversion.

        In general, a Non-Canadian Holder will not be subject to Canadian income tax on capital gains arising on the disposition or deemed disposition of a note unless the note constitutes "taxable Canadian property" to the Non-Canadian Holder at the time of disposition and the Non-Canadian Holder is not entitled to relief under the provisions of an applicable income tax treaty or convention. Provided that the Limited Voting Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at the time a note is disposed of, the note will not constitute "taxable Canadian property" to a Non-Canadian Holder unless, at any time in the five-year period immediately preceding the disposition, the Non-Canadian Holder, persons with whom such holder did not deal at arm's length, or the Non-Canadian Holder together with persons with whom such holder did not deal at arm's length, owned or had an interest in or an option to acquire 25 per cent or more of the issued shares of any class or series of shares of our capital stock.

  Ownership of Limited Voting Shares

        Under the Canadian Tax Act, dividends on Limited Voting Shares paid or credited, or deemed to be paid or credited, to a Non-Canadian Holder will be subject to Canadian non-resident withholding tax at the rate of 25 per cent of the gross amount of such dividends. Such rate may be reduced under the terms of an applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention (1980) (the "Convention"), this withholding tax rate generally is reduced to 15 per cent in the case of dividends paid or credited, or deemed to be paid or credited, to a resident of the United States within the meaning of the Convention who is beneficially entitled to such dividends.

        In general, a Non-Canadian Holder will not be subject to Canadian income tax on capital gains arising on the disposition or deemed disposition of Limited Voting Shares unless those Limited Voting Shares constitute "taxable Canadian property" to the Non-Canadian Holder and the Non-Canadian Holder is not entitled to relief under the provisions of an applicable income tax treaty or convention. Provided the Limited Voting Shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at the time of disposition, a limited voting share will not constitute "taxable Canadian property" to a Non-Canadian Holder unless, at any time in the five-year period immediately preceding the disposition, the Non-Canadian Holder, persons with whom such holder did not deal at arm's length, or the Non-Canadian Holder together with persons with whom such holder did not deal at arm's length, owned or had an interest in or an option to acquire 25 per cent or more of the issued shares of any class or series of shares of our capital stock.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the principal amount of the notes set forth opposite their names below:

Underwriter	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	US$	114,840,000
Goldman, Sachs & Co.		46,640,000
Deutsche Bank Securities Inc.		22,000,000
RBC Capital Markets Corporation		17,600,000
Scotia Capital (USA) Inc.		14,520,000
NBF Securities (USA) Corp.		4,400,000

Total	US$	220,000,000

        The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the notes (other than those covered by the over-allotment option described below) if any are taken.

        The underwriters propose initially to offer part of the notes directly to the public at the public offering price set forth on the cover page and part to certain dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional US$30,000,000 principal amount of the notes at the public offering price set forth on the cover of this prospectus supplement, less underwriting commissions and plus accrued interest. The underwriters may exercise this option solely for the purpose of covering any over-allotments made in connection with this offering. If the underwriters' option is exercised in full, the total price to the public would be US$250,000,000, the total underwriters' commissions would be US$6,250,000, and total proceeds to us would be US$243,750,000.

        The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

        We, our Chairman and Chief Executive Officer, our Chief Financial Officer and Triples Holdings Limited have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Limited Voting Shares or any securities convertible into or exchangeable for Limited Voting Shares (including, without limitation, Variable Multiple Voting Shares) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Limited Voting Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Limited Voting Shares or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of any notes to the underwriters pursuant to the underwriting agreement or (y) transactions by any person other than us relating to Limited Voting Shares or other securities acquired in open market transactions after the completion of the offering of the notes. In addition, we, our Chairman and Chief Executive Officer, Chief Financial Officer and Triples Holdings Limited have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period commencing on the date hereof and ending 90 days after the date of this prospectus supplement, make any demand for or exercise any right with respect to, the registration of any Limited Voting Shares or any security convertible into or exercisable or exchangeable for Limited Voting Shares.

        None of these restrictions in any way limit or restrict the grant of options to acquire Limited Voting Shares under our option plan, the exercise of such options (but not the sale of Limited Voting Shares obtained on such exercise) or the charitable donation of Limited Voting Shares with a value, in the aggregate, of not more than Cdn.$2,000,000.

        To facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with this offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, notes on the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end of these activities at any time.

        A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of notes to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the lead manager to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        Each underwriter has agreed that it will not (directly or indirectly) offer, sell or deliver any notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

LEGAL MATTERS

        Certain legal matters relating to the notes will be passed upon for us by Goodmans LLP, Toronto, Ontario, with respect to matters of Canadian law, and by Wachtell, Lipton, Rosen & Katz, New York, New York, with respect to matters of United States law. The statements under "Certain Federal Income Tax Considerations—Certain Canadian Federal Income Tax Considerations" are set forth herein in reliance upon the opinion of Goodmans LLP. The statements under "Certain Federal Income Tax Considerations—Certain United States Federal Income Tax Considerations" are set forth herein in reliance upon the opinion of Wachtell, Lipton, Rosen & Katz. Certain legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario and New York, New York, with respect to matters of United States law, and by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, with respect to matters of Canadian law. As at the date of this prospectus supplement, the partners and associates of each of Goodmans LLP and Wachtell, Lipton, Rosen & Katz, as a group, beneficially owned, directly or indirectly (other than through "blind trusts" that may invest in securities for the benefit of those individuals without disclosure to, or control or direction by, those individuals), as a group less than 1% of the outstanding securities of any class of Four Seasons.

New Issue	April 6, 2004

Four Seasons Hotels Inc.

US$250,000,000
Debt Securities
(unsecured)

We may from time to time issue one or more series of unsecured debt securities (which may include debt securities convertible into our Limited Voting Shares), which we refer to in this prospectus as debt securities. We may issue debt securities in an aggregate principal amount of up to US$250,000,000 (or its equivalent in other currencies or currency units) or, if any debt securities are issued at an original issue discount, greater principal amounts that result in an aggregate issue price of not more than US$250,000,000 (or the equivalent in other currencies or currency units) during the period that this prospectus, including any amendments, remains valid. This offering is being made concurrently in the Province of Ontario and in the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States.

We will disclose the specific terms of any offering of debt securities in one or more prospectus supplements. You should read this prospectus and any applicable prospectus supplements carefully before you invest. A prospectus supplement may also add, update or change information contained in this prospectus.

The debt securities have not been approved or disapproved by any Canadian provincial securities regulator or by the United States Securities and Exchange Commission or any state securities regulator, and none of those regulators has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Our financial statements incorporated in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles and our auditors conduct their audits in accordance with Canadian generally accepted auditing standards. Our financial statements are not comparable to financial statements of U.S. companies.

Investing in debt securities involves risks. See "Risk Factors" beginning on page 5 of this prospectus.

Prospective investors should be aware that the acquisition of the debt securities described in this prospectus may have tax consequences in both the United States and Canada. This prospectus does not, and any applicable prospectus supplement may not, fully describe these tax consequences for investors who are resident in, or citizens of, the United States. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada, certain of our officers and directors and some of the experts named in this prospectus are, and our underwriters may be, residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors, experts and underwriters may be located outside of the United States.

ABOUT THIS PROSPECTUS

        In this prospectus, the words "we", "us", "our", "Four Seasons" and "the Company" and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries unless the context otherwise indicates. All dollar amounts set out in this prospectus are expressed in Canadian dollars, except where indicated otherwise. Unless otherwise specified, or the context otherwise requires, all references in this prospectus and any prospectus supplement to "$" or "Cdn$" are to Canadian dollars and all references to "US$" are to United States dollars. For the purpose of calculating the U.S. dollar equivalent of the aggregate principal amount or aggregate initial offering price of debt securities issued under this prospectus from time to time, debt securities denominated or issued in a currency other than U.S. dollars will be translated into U.S. dollars at the date of issue of those debt securities using the noon buying rate in the City of New York in effect as of noon (New York time) on that date for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the purchase of U.S. dollars with the currency in which those debt securities are denominated or issued.

        This prospectus has been filed with the United States Securities and Exchange Commission, or the SEC, as part of a registration statement on Form F-10 relating to the debt securities and with the Ontario Securities Commission, using the "shelf" registration process. Under this shelf process, we may sell any combination of debt securities described in this prospectus in one or more offerings up to a total aggregate principal amount of US$250,000,000 (or its equivalent in other currencies or currency units) or, if any debt securities are issued at an original issue discount, greater principal amounts that result in an aggregate issue price of not more than US$250,000,000 (or the equivalent in other currencies or currency units) during the period that this prospectus, including any amendments, remains valid. This prospectus provides you with a general description of the debt securities that we may offer. Each time we offer debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Any such prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information contained in the registration statement filed with the SEC, certain parts of which are omitted in accordance with the rules and regulations of the SEC. U.S. investors may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differs from U.S. generally accepted accounting principles, or U.S. GAAP. As a result, the consolidated financial statements and other financial information prepared in accordance with Canadian GAAP included and incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus are not comparable to financial statements and other financial information of U.S. companies prepared in accordance with U.S. GAAP. You should refer to Note 15 of our consolidated financial statements for the years ended December 31, 2003 and 2002 for a discussion of the principal differences between our financial results prepared under Canadian GAAP and under U.S. GAAP incorporated by reference in this prospectus.

        We are not offering any of debt securities in any jurisdiction where the offering is not permitted by law.

WHERE YOU CAN FIND MORE INFORMATION

        We file certain reports with, and furnish other information to, Canadian provincial securities regulatory authorities and the SEC. Our SEC file number is 001-14572. Under a multijurisdictional disclosure system that has been adopted by the SEC, these reports and other information may be prepared in accordance with the disclosure requirements in Canada, which are different from those in the United States. Our reports and other information filed with the SEC are available, and our reports and other information filed in the future with the SEC will be available, from the SEC's Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known as "EDGAR", as well as from commercial document retrieval services. You also may read (and, by paying a fee, copy) any document we file with the SEC at the SEC's public reference room in Washington D.C. (450 5th Street N.W., Washington D.C., 20549). Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the Canadian securities regulators are available over the internet at http://www.sedar.com.

        The Ontario Securities Commission and the SEC allow us to "incorporate by reference" into this prospectus the information filed with them. Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission. This prospectus also incorporates by reference the documents set forth below that we have previously filed with the SEC. Copies of the documents incorporated in this prospectus by reference may be obtained on request, without charge, from the Secretary of Four Seasons Hotels Inc., 1165 Leslie Street, Toronto, Ontario M3C 2K8, Telephone: (416) 449-1750.

        This prospectus incorporates by reference the following documents:

  (a)
  our audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2003 and 2002, together with the auditors' report thereon, which were filed with the SEC as an exhibit to our Report on Form 6-K on March 16, 2004;

  (b)
  our management's discussion and analysis for the year ended December 31, 2003, which was filed with the SEC as an exhibit to our Report on Form 6-K on March 16, 2004;

  (c)
  our annual information form dated March 1, 2003, for the year ended December 31, 2002, which was filed with the SEC as an exhibit to our Form 40-F on April 24, 2003; and

  (d)
  our management information circular dated April 15, 2003 for our annual meeting of shareholders held on May 21, 2003 (excluding the sections entitled "Report on Executive Compensation" and "Shareholder Return Performance Graph"), which was filed with the SEC as an exhibit to our Form 6-K on April 25, 2003.

        Any documents of the type (including with respect to any full year or interim periods) referred to above, any material change reports (excluding any confidential reports) and any updated interest coverage ratios filed by us with the Ontario Securities Commission after the date of this prospectus and prior to the termination of a distribution of debt securities will be incorporated by reference in this prospectus and automatically will update and supercede information otherwise contained and incorporated by reference in this prospectus. Any document furnished or filed by us with the SEC under the United States Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act), after the date of this prospectus also will be incorporated by reference in this prospectus and the registration statement of which this prospectus forms a part, until we sell all of the debt securities.

        Upon a new annual information form and the related annual financial statements being filed by us with, and where required, accepted by, the Ontario Securities Commission during the currency of this prospectus, our previous annual information form, the previous annual financial statements and all interim financial statements, material change reports, annual filings and information circulars filed before the commencement of the then current fiscal year will be deemed no longer to be incorporated in this prospectus for the purposes of future offers and sales of debt securities made under this prospectus.

        The documents listed above, including any documents incorporated in this prospectus after the date of this prospectus, are not incorporated by reference to the extent that their contents are modified or superseded by any statement contained in this prospectus, any amendment or supplement to this prospectus or any subsequently filed document that also is incorporated by reference in this prospectus.

        All information omitted from this prospectus that is permitted to be omitted under applicable securities laws will be contained in one or more supplements that will be delivered to purchasers of debt securities together with this prospectus. Any supplement to this prospectus will be incorporated by reference into this prospectus as of the date of the supplement, but only for the purposes of the offering of debt securities to which the supplement relates.

        You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and, in the case of U.S. investors, on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain information contained or incorporated by reference in this prospectus that does not relate to historical information are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and are thus prospective. This information includes, without limitation, RevPAR, profit margin and earnings trends, statements concerning the number of lodging properties expected to be added in future years, expected investment spending, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. This information is not a guarantee of future performance and is subject to numerous risks and uncertainties, including, without limitation, those described in our annual information form and our management's discussions and analyses. Those risks and uncertainties include the rate and extent of the current economic recovery and the rate and extent of the lodging industry's recovery from the terrorist attacks of September 11, 2001, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by, or on behalf of, us. All of the forward-looking statements contained or incorporated by reference in this prospectus are qualified by these cautionary statements. Specific reference is made to "Risk Factors" in this prospectus and "Operating Risks" in our management's discussion and analysis for the year ended December 31, 2003 for a discussion of some of the factors that underlie or may affect forward-looking statements.

        We may, from time to time, make oral forward-looking statements. This note regarding forward-looking statements applies equally to those oral statements.

        We disclaim any intention or obligation to update or revise any oral or written forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

FOUR SEASONS

        We are one of the world's leading managers of luxury hotels and resorts. We manage 62 luxury hotel and resort properties (containing approximately 16,000 guest rooms) and three Residence Clubs. These properties are operated primarily under the Four Seasons and Regent brand names in principal cities and resort destinations in 29 countries in North America, the Caribbean, Europe, Asia, Australia, the Middle East and South America. In addition, 25 properties to be operated under the Four Seasons brand name are under construction or development in a further nine countries around the world. Nine of these new properties are to include a Residence Club or other residential component. Our goal is to offer business and leisure travellers the finest accommodation in each destination in which we operate.

        We earn income primarily from management and, to a significantly lesser extent, ownership operations. Under our management agreements, we generally supervise all aspects of the day-to-day operations of each hotel and resort on behalf of its owner, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide owners with strategic management services, assistance with the sourcing of financing and development of new hotels and resorts, advice with respect to the design and construction of new or renovated hotels and resorts, assistance with the refurbishment of hotels and resorts, support and advice with respect to management information technology systems and database applications, and a centralized purchasing system for goods. For providing these services, we generally receive a variety of fees, including a base fee, an incentive fee, a sales and marketing charge, an advertising charge, a reservation charge, and purchasing and pre-opening fees. The base fee is calculated as a percentage of the gross revenues of the property. In addition, we may receive incentive fees based on the property's operating performance.

        To further capitalize on the value of the Four Seasons brand, we license and manage luxury interval and fractional ownership projects known as Four Seasons Residence Clubs and other Four Seasons branded residential projects. We generally receive fees for the use of the Four Seasons brand in connection with the sale of the interests in these projects and for services provided in the oversight of the sales and marketing activities. In addition, we receive fees from the owners of the interests for services provided in the ongoing management of these projects.

        As part of our business strategy, we make investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements where the overall economic return to Four Seasons justifies the investment or loan. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property and typically can choose to have our ownership interest diluted if additional capital is required. We attempt to structure our ownership interests separately from our management interests to enable us to dispose of ownership interests as opportunities arise, without affecting our management interests.

        Our Limited Voting Shares are listed and posted for trading on the New York Stock Exchange under the stock symbol "FS" and on the Toronto Stock Exchange under the stock symbol "FSH".

        Our executive offices are located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8.

RISK FACTORS

        Prior to making an investment decision, prospective purchasers of the debt securities should carefully consider all of the information contained and incorporated or deemed to be incorporated by reference into this prospectus and, in particular, the risk factors set forth below as well as the discussion on commitments and contingencies appearing in note 12 of our audited comparative consolidated financial statements incorporated by reference into this prospectus.

Geopolitical, Economic and Lodging Industry Conditions

        We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

  •
  changes in general, local and industry-specific economic and financial conditions, such as the airline industry,

  •
  periodic overbuilding in the industry or a specific market,

  •
  varying levels of demand for rooms and related services (including food and beverage and function space),

  •
  competition from other properties,

  •
  changes in travel patterns,

  •
  the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

  •
  changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise;

  •
  government regulations,

  •
  changes in taxes and interest rates,

  •
  currency fluctuations,

  •
  the availability and cost of financing for operating or capital requirements,

  •
  natural disasters,

  •
  extreme weather conditions,

  •
  labour disputes,

  •
  contagious illness outbreaks (such as Severe Acute Respiratory Syndrome), and

  •
  war, civil unrest, terrorism, international conflict and political instability,

and their resulting effects on travel.

        We operate and own luxury hotels and resorts and Residence Clubs and other branded residential projects in many areas of the world, and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world's primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

Competition

        The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

        We compete for management opportunities with other hotel operators. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner's assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

Dependence on Management Agreements

        Management agreements expire and are renegotiated in the ordinary course, and may in certain circumstances be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property's management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement could result in the loss or cancellation of a management agreement. Some management agreements also can be terminated subject to a payment to us if the property is sold by the owner to a new owner who does not wish to retain the existing agreement.

        In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where debt that cannot be serviced adequately is incurred by the owner at the property level. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

        Management agreements for hotels and resorts we manage currently have remaining terms (including extension periods at our election) averaging approximately 52 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners. There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

Dependence on Property Owners

        As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2003, no owner had interests in any combination of hotels, resorts and Residence Club properties managed by Four Seasons that represented in excess of 10% of our total consolidated revenues. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

Risk Associated with Expansion, Growth and New Construction

        An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

        From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. However, there can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

        Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties

        We have made investments in, and/or advances in respect of or to owners of, several of the hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership or leasehold interest in, or have made advances in respect of, 27 of the 62 hotels and resorts that we manage, including a 100% leasehold interest in each of Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 17 of the 25 properties under construction or development. In addition, we have an investment in three Four Seasons Residence Club properties, including an approximately 71% freehold interest in Four Seasons Residence Club Scottsdale at Troon North. The book value of total investments and advances as at December 31, 2003 was approximately $531 million.

        In addition to the risks associated with operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our equity investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

Debt Rating Risks

        Our corporate rating is currently investment grade (BBB–) as rated by both Standard and Poor's and Dominion Bank Rating Services. Our senior unsecured debt is currently rated by three debt rating agencies (Standard and Poor's: BBB–; Moody's: Bal; Dominion Bond Rating Services: BBB–(low)). As a result of current global economic and political events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the lodging companies, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our bank credit facilities (which are undrawn but under which US$28.1 million of letters of credit were issued at December 31, 2003) includes a spread to LIBOR ranging between 0.3% and 1%, depending upon the ratings from all three agencies and certain financial ratios.

Government Regulation

        We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with these laws can affect the revenues and profits of hotels and resorts managed by us or could materially and adversely affect our business, results of operations and financial condition.

        Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters.

        Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers' compensation claims, environmental liabilities and, in respect to hotels in the United States, claims arising under the Americans with Disabilities Act.

        We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

Structural Subordination

        We conduct a substantial portion of our operations through subsidiaries. We rely on dividends and payments on loans made from our subsidiaries to generate the funds required to meet our debt service obligations, including payments that may be required in respect of the debt securities. Our subsidiaries are separate and distinct legal entities and have no obligation to pay amounts that will be due on debt obligations of Four Seasons Hotels Inc. or to make any funds available for the payment of amounts that will be due on those debt obligations. Because we are a holding company, debt securities issued by us will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness of, and preferred shares issued by, our subsidiaries, partnerships and other entities, unless otherwise specifically determined to be otherwise. Our rights, and the rights of our creditors, to participate in any distribution of assets of any of our subsidiaries, if a subsidiary were to be liquidated or reorganized, is subject to the prior claims of that subsidiary's creditors.

Political Risk

        We currently manage and/or have an equity interest in hotels and resorts in 29 countries and currently have development plans to open hotels and resorts in ten additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

Insurance

        All hotels and resorts managed by us are required to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect to damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner's or indemnitor's financial condition, our business, results of operations and financial condition could be materially and adversely affected.

        Events of September 11, 2001 severely affected an already tightening insurance market. Premiums have increased and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions.

Legal Proceedings

        In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we own or manage. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage. We believe such coverage to be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

Currency Exposure

        We have entered into management agreements with respect to hotels throughout the world and record sales and liabilities in the local currencies for many of these hotels. We report our results in Canadian dollars. However, our relevant currency risk is in U.S. dollars, as more than half of our revenues and assets currently are U.S. dollar denominated. As a result, our results and financial positions are affected by foreign exchange rate fluctuations and, most significantly, changes in the value of the U.S. dollar through both translation risk (which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against the U.S. dollar) and transaction risk (which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may materially and adversely affect our business, results of operations and financial condition). With respect to the translation risk, the fluctuations of currencies against the Canadian dollar can be substantial, and our reported results could fluctuate materially and have fluctuated materially as a result of foreign exchange fluctuations.

        We endeavour to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. In addition, certain currencies are subject to exchange controls or are not freely tradable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain hotels, the foreign currency risks are further mitigated by pricing room rates in U.S. dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

Seasonality

        Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year.

        Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. In 2002, this normal seasonality was also affected by the delayed recovery in the global economy, and ongoing geopolitical concerns, which have continued to negatively affect business travel on a global basis. In addition, specific local events can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of our properties.

        Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the fourth quarter is the strongest quarter for the majority of the hotels, although this was not true in 2001, as a result of the terrorist attacks in the United States, nor in 2002, as a result of the difficult economic environment and continued geopolitical instability.

Intellectual Property

        In the highly competitive service industry in which we operate, we have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are spent each year on surveillance, registration and protection of trade names, trademarks, service marks and logos. The loss or infringement of any of our trade names, trademarks, service marks and logos could have a material and adverse effect on our business, results of operations and financial condition.

Risks Associated with Residence Club Business

        We currently operate three Residence Clubs. We are expanding our presence in the luxury segment of the interval and fractional ownership industry, with a number of other projects under development. Our ability to successfully develop and sell interests in Residence Clubs that are built, and the various fees earned by us from each Residence Club project, could be materially and adversely affected by one or any combination of the factors described in this "Risk Factors" section. Additionally, the laws of many jurisdictions in which we may sell interests in our Residence Clubs grant purchasers the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which Residence Club marketing, sales and operations currently are subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition. Additionally, if a purchaser of an ownership interest in a Residence Club defaults, we may not recover the marketing, selling and general administrative costs related to that sale.

Dependence on Key Employees

        Our success depends in part on our senior executives, who have an average of 22 years of experience with us. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

Enforceability of Judgments

        We are a Canadian corporation. Certain of our directors and officers are residents of Canada and a substantial portion of our assets and operations and all or a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on us or our directors and officers or enforce judgments obtained in U.S. courts against us or our directors and officers based upon the civil liability provisions of U.S. federal or state securities laws.

        We have been advised by counsel that there is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

USE OF PROCEEDS

        We currently intend to use the net proceeds from the sale of the debt securities for general corporate purposes, which may include the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements, and repayment of existing indebtedness. We may invest funds that we do not immediately require in short term marketable securities.

INTEREST COVERAGE

        This interest coverage information for the 12 months ended December 31, 2003 is prepared in accordance with Canadian disclosure requirements. The coverages have been calculated using financial information prepared in accordance with Canadian GAAP. These coverages do not reflect any offering of debt securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such securities are not known at present.

        Our interest expense on long–term debt obligations amounted to Cdn$9.0 million for the 12 months ended December 31, 2003. Our earnings before interest expense on long-term debt obligations and income taxes for those 12 months were Cdn$21.1 million, which is 2.33 times our interest expense on long-term debt obligations for this period.

        In September 1999, we issued 30-year Liquid Yield Option™ Notes with an aggregate principal amount at maturity of US$655,519,000 and convertible into our Limited Voting Shares on the terms thereof. The principal amount of these notes will increase as interest is compounded at 4.5% per annum over the 30-year term of the notes. In accordance with Canadian GAAP, these notes are bifurcated on our financial statements into a debt component (representing the principal value of a zero coupon bond of US$655,519,000 maturing in 2029, yielding 9% per annum, compounded semi-annually) and an equity component (representing the value of the conversion feature of the notes).

        The coverage ratios set out above have been calculated excluding interest expense in respect of the component of these notes that is reflected as equity on our financial statements. If these notes had been accounted for entirely as debt on our financial statements, the entire amount of the annual carrying charges for these notes would be included in the calculation of our interest expense on long-term debt obligations, and our earnings before interest expense on long-term debt obligations and income taxes would have been Cdn$60.8 million (4.36 times) and our interest expense on long-term debt obligations would have been Cdn$14.0 million for the 12 months ended December 31, 2003.

DESCRIPTION OF DEBT SECURITIES

        In this section describing debt securities, "we", "us", "our" or "Four Seasons" refer only to Four Seasons Hotels Inc. and not any of its subsidiaries or its interests in partnerships and other entities.

        In this section, we describe certain general terms and provisions of the debt securities. We will provide particular terms and provisions of a particular series of debt securities and a description of how the general terms and provisions described below may apply to that series in a prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities you should refer to both the applicable prospectus supplement relating to that series and the following description of the debt securities.

        The debt securities will be issued under an indenture between us and The Bank of Nova Scotia Trust Company of New York, as trustee. The indenture is subject to, and governed by, the United States Trust Indenture Act of 1939, as amended. A copy of the form of indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and with the prospectus filed with the Ontario Securities Commission.

        The following summary highlights certain provisions of the indenture and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined in this summary, you should refer to the indenture. Whenever we refer to particular provisions or defined terms of the indenture, the reference is qualified by the indenture. It is the indenture, and not this summary, that will govern the rights of holders of the debt securities.

General

        We may issue debt securities in an aggregate principal amount of up to US$250,000,000 (or its equivalent in other currencies or currency units) or, if any debt securities are issued at an original issue discount, greater principal amounts that result in an aggregate issue price of not more than US$250,000,000 (or the equivalent in other currencies or currency units) during the period that this prospectus, including any amendments, remains valid. However, the indenture does not limit the aggregate principal amount of debt securities (which may include debt securities convertible into our Limited Voting Shares, debentures, notes and other evidences of indebtedness) that we may issue under the indenture and does not limit the amount of other indebtedness we may incur. We may issue debt securities and incur additional indebtedness under other indentures and other than through an offering of debt securities under this prospectus.

        Unless otherwise indicated in the applicable prospectus supplement, debt securities:

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  may be issued from time to time in one or more series,

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  may be denominated and payable in U.S. dollars or any other currency, and

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  will be unsecured obligations.

        Additionally, we may issue debt securities with terms different than those debt securities previously issued and, unless otherwise indicated in the applicable prospectus supplement, without the consent of the holders of those previously issued debt securities, we may increase the principal amount of any series of the debt securities previously issued and issue that increased principal amount.

        The applicable prospectus supplement will describe the specific terms of the debt securities being offered. Those terms may include, but are not limited to, any of the following:

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  the designation and the aggregate principal amount of the debt securities;

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  any limit on the aggregate principal amount of the debt securities of that series;

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  the date or dates, or method for the determination of the date or dates, on which the principal of, and any premium on, the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

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  the rate or rates (whether fixed or variable), or the method for the determination of the rate or rates, at which the debt securities will bear any interest and the date or dates from which that interest will accrue and on which it will be payable and the record date or dates for the payment of interest on the debt securities in registered form, or the method for the determination of the date or dates;

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  the place or places where the principal of, and any premium and interest on, the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

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  the period or periods, if any, the price or prices in the currency or currency unit in which and the terms and conditions on which we may or must redeem or purchase any debt securities;

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  the terms and conditions on which the debt securities may be redeemed, converted or exchanged;

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  whether the series of debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

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  the terms and conditions of any sinking fund or similar provisions;

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  whether the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

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  if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any definitive securities of the series shall be issuable and, if other than the denomination of US$1,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

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  if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of, and premium, if any, or interest, if any, on such debt securities will be payable;

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  any index, formula or other method used to determine the amount of payments of principal of, and any premium or interest on, the debt securities;

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  whether and under what circumstances we will be required to pay any additional amounts (which are described below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities if we become obligated to pay additional amounts; and

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  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities, including covenants and events of default, that apply only to a particular series of debt securities being offered that do not apply generally to other debt securities or to a particular series of debt securities.

        Unless otherwise indicated in a prospectus supplement:

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  holders of the debt securities may not tender those debt securities to us for repurchase; and

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  there will be no increase in the interest rate on debt securities if we become involved in a highly leveraged transaction or there is a change in control of Four Seasons.

        In addition, we may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and we may offer and sell those debt securities at a discount below their stated principal amount. We also may sell any debt securities for currency or a currency unit other than United States dollars, and payments on the debt securities may be payable in a currency or currency unit other than United States dollars. We will describe the principal Canadian and United States federal income tax consequences to prospective purchasers of debt securities in the applicable prospectus supplement.

        Not all debt securities of a series need to be issued at the same time and, unless otherwise provided, we may reopen a series for issuances of additional debt securities of that series.

Ranking and Other Indebtedness

        Unless otherwise indicated in a prospectus supplement, debt securities will be direct, unconditional, unsecured obligations of Four Seasons and will rank equally and ratably with each other and all of our other unsecured and unsubordinated indebtedness.

        We conduct a substantial portion of our operations through subsidiaries. We rely on dividends and payments on loans made from our subsidiaries to generate the funds required to meet our debt service obligations, including payments that may be required in respect of the debt securities. The debt securities will be exclusively our obligations. Our subsidiaries are separate and distinct legal entities and have no obligation to pay the amounts that will be due on the debt securities or to make any funds available for the payment of amounts that will be due on the debt securities. Our subsidiaries will not guarantee any payments on the debt securities. Because we are a holding company, the debt securities will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of and preferred shares issued by our subsidiaries, partnerships and other entities, unless otherwise specifically indicated in any applicable prospectus supplement. Our rights, and the rights of our creditors, including the rights of the holders of the debt securities to participate in any distribution of assets of any of our subsidiaries, if such subsidiary were to be liquidated or reorganized, is subject to the prior claims of the subsidiary's creditors.

Form, Denomination, Exchange and Transfer

        Unless otherwise indicated in the applicable prospectus supplement, we will issue debt securities only in fully registered form without coupons and in denominations of US$1,000 and multiples of US$1,000. Debt securities may be presented for exchange, and registered debt securities may be presented for registration of transfer, as provided in the indenture and in the applicable prospectus supplement, without service charges. We may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with an exchange or a transfer. Initially, we have appointed the trustee under the indenture as security registrar for the debt securities. Any debt securities that are not in registered form and the coupons applicable to those debt securities will be transferable by delivery.

Payment

        Unless otherwise indicated in the applicable prospectus supplement, we will make payments on registered debt securities (other than debt securities in global form, as described below) at the office or agency of the trustee, Corporate Trust Office, One Liberty Plaza, New York, New York, 10006, except that we may choose to pay interest by:

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  check mailed to the address of the person entitled to that payment as specified in the security register; or

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  wire transfer, in certain circumstances, to an account maintained by that person.

        Unless otherwise indicated in the applicable prospectus supplement, we will pay any interest due on registered debt securities to the persons in whose names those debt securities are registered on the day or days specified by us.

Debt Securities in Global Form

        Unless otherwise indicated in a prospectus supplement, a series of the debt securities will be issued in global form as one or more "global securities" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until it is exchanged, in whole or in part, for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any series or portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement relating to that series. We currently anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary or its nominee will credit on its book entry and registration system the principal amounts of debt securities represented by the global security to the accounts of the persons, designated as "participants", having accounts with the depositary or its nominee. Those accounts will be designated by the underwriters, dealers or agents participating in the distribution of debt securities, or by us if those debt securities are offered or sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to beneficial interests of persons other than participants).

        So long as the depositary for a global security or its nominee is the registered owner of the global security, the depositary or its nominee may be considered the sole owner or holder of debt securities represented by the global security for all purposes under the indenture except as required by law. Except as provided below (or as required by law), owners of beneficial interests in a global security:

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  will not be entitled to have a series of debt securities represented by the global security registered in their names;

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  will not receive or be entitled to receive physical delivery of that series of debt securities in definitive form; and

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  will not be considered the owners or holders of those debt securities under the indenture.

        The laws of some states in the United States require that certain purchasers of debt securities take physical delivery of debt securities in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

        Any payments of the principal of, and any premium and interest on, a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee as the registered owner of the global security representing those debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global security will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, and any premium, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through those participants will be governed by standing instructions and customary practices, as now is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

        If a depositary for a global security representing a particular series of debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within

90 days, we will issue to the beneficial owners of that series of debt securities certificates in definitive form representing that series in exchange for the global security representing that series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security. If we make that determination, we will issue to the beneficial owners of that series of debt securities certificates in definitive form representing that series in exchange for the global security representing that series of debt securities.

        Unless otherwise stated in the applicable prospectus supplement, The Depository Trust Company will act as depositary for any debt securities represented by a global certificate.

Covenant Regarding Consolidation, Amalgamation, Merger and Sale of Assets

        The indenture includes a covenant of Four Seasons to the effect that we may not consolidate or amalgamate with, or merge into or enter into any statutory arrangement with, any other person, or, directly or indirectly, convey, transfer or lease our consolidated properties and assets as an entirety or substantially as an entirety to any person, unless:

(1)	(a)	Four Seasons will be the surviving company in any merger, amalgamation or consolidation; or
	(b)	(i)
the entity formed by or continuing from that consolidation or statutory amalgamation or into which Four Seasons is merged or with which Four Seasons enters into such arrangement, or the person that acquires or leases our consolidated properties and assets as an entirety or substantially as an entirety, is an entity organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof;
		(ii)	the successor entity assumes, expressly by a supplemental indenture in form reasonably satisfactory to the trustee, all of our obligations under the debt securities and under the indenture; and
		(iii)	the successor entity submits to the jurisdiction of the United States courts; and
(2)
immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

        This covenant would not apply to direct or indirect conveyance, transfer or lease of all or any portion of the shares, assets or liabilities of any of our wholly-owned subsidiaries to us or to any one or more of our other wholly-owned subsidiaries. In addition, this covenant would not apply to any recapitalization transaction, a change of control of Four Seasons or a highly leveraged transaction unless that transaction or change of control was structured to include a merger, amalgamation or consolidation by us or the conveyance, transfer or lease of our properties and assets substantially as an entirety.

Additional Amounts

        Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to debt securities will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other related liabilities) imposed or levied by or on behalf of the Government of Canada or any province or territory of Canada or by any authority or agency in or of those jurisdictions having power to tax (herein, "Canadian taxes"), unless we are required to withhold or deduct those Canadian taxes by law or by the interpretation or administration of the law. If we are so required to withhold or deduct any amount for or on account of Canadian taxes from any payment made under or with respect to any debt securities, we will pay to each holder of those debt securities as additional interest such additional amounts as may be necessary so that the net amount received by each holder of those debt securities after that withholding or deduction (and after deducting any Canadian taxes on those additional amounts) will not be less than the amount that holder would have received if those Canadian taxes had not been withheld or deducted.

However, no additional amounts will be payable with respect to a payment made to a holder of debt securities in respect of a beneficial owner:

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  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

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  that is subject to such Canadian taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory of Canada otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

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  that is subject to such Canadian taxes by reason of the holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (and provided that we have given written notice to the trustee and holders of any change in such requirements); or

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  that by reason of the legal nature of the holder of debt securities is disentitled to the benefit of an applicable treaty.

        We also will withhold or deduct, and remit the full amount deducted or withheld, to the relevant authority in accordance with applicable law.

        We will furnish to the holders of debt securities, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of debt securities (other than a holder in respect of which no additional amounts are payable as described above) and upon the holder's written request reimburse the holder for the amount, excluding any payment of additional amounts previously made by us, of:

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  any Canadian taxes levied or imposed and paid by that holder as a result of payments made under or with respect to the debt securities;

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  any liability (including penalties, interest and expenses) arising from or with respect to those Canadian taxes; and

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  any Canadian taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any Canadian taxes on such holder's net income.

        Whenever in the indenture there is mentioned, in any context, the payment of principal and interest and premium, if any, or other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, we may redeem a series of our debt securities, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

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  there is any change or amendment (including any announced prospective change or amendment) to the laws (or any regulations or rulings thereunder) of Canada or of any political subdivision or taxing authority thereof or therein, affecting taxation, or any change in the interpretation or application of such laws, regulations or rulings by any applicable legislative body, court, governmental agency or regulatory authority of Canada, or of any political subdivision or taxing authority thereof or therein, which change or amendment is announced or becomes effective on or after the date of issuance with respect to the debt securities of that series, and in the written opinion to us of legal counsel of recognized standing, as a result of such change or amendment we have or will become (assuming, in the case of any announced prospective change or amendment, that such announced change or amendment will become effective as of the date specified in such announcement in the form announced) obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of the series as described under "Additional Amounts", and

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  we (or our successor), in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        We cannot give notice of tax redemption earlier than 90 days prior to the earliest date on which we would, but for such redemption, be obligated to pay such additional amounts or later than 365 days after we first become liable to pay any additional amounts as a result of any changes or amendments described above and at the time notice is given, our obligation to pay such additional amounts must still be in effect.

        If we elect to redeem a series of debt securities pursuant to these provisions, we shall deliver to the trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem the series of debt securities pursuant to their terms.

        Notice of our intention to redeem the series of debt securities will be given not more than 60 nor less than 30 days before the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will furnish to the trustee, within 30 days after we file them with or furnish them to the SEC, copies (which may be electronic copies) of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to sections 13 or 15(d) of the Exchange Act.

        In the event that we may not remain subject to the reporting requirements of section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to furnish to the trustee:

  •
  within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K, as applicable (or any successor form); and

  •
  within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information contained on Form 6-K or Form 10-Q (or any successor form) which, regardless of applicable requirements, shall at a minimum contain the information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Each of the reports required to be furnished to the trustee will be prepared in accordance with Canadian or U.S. disclosure requirements, as required by the appropriate form or report, and U.S. GAAP and /or Canadian GAAP provided, however, we will not be obligated to file the reports with the SEC if the SEC does not permit those filings.

Events of Default

        Unless otherwise provided in a prospectus supplement, the following events will constitute an event of default with respect to debt securities of any series:

  (a)
  default in the payment of the principal of, or any premium on, the series of debt securities when it becomes due and payable;

  (b)
  default in the payment of any interest on the series of debt securities, when it becomes due and payable, and continuance of that default for a period of 30 days;

  (c)
  default in the deposit of any sinking fund payment when it becomes due;

  (d)
  certain events of bankruptcy, insolvency, assignment for the benefit of creditors or analogous process relating to us or any of our "significant subsidiaries" (as defined below);

  (e)
  the acceleration of the maturity of any indebtedness of Four Seasons (other than "non-recourse indebtedness" (as defined below)), at any one time, in an amount in excess of the greater of

    (i) US$25.0 million and (ii) 5% of "consolidated net tangible assets" (as defined below), unless such acceleration is rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in the aggregate principal amount of outstanding debt securities;

  (f)
  if we neglect to carry out or observe any covenant or condition contained in the indenture or the debt securities that is to be observed or performed by us (other than those referred to in clauses (a), (b) and (c) above) upon receipt of notice in writing to us of such default from the trustee or to us and the trustee from holders of not less than 25% in aggregate principal amount of outstanding debt securities of a series affected, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice; or

  (g)
  any other events of default provided with respect to debt securities of that series.

        As used in this prospectus:

  •
  "non-recourse indebtedness" means indebtedness the terms of which provide that the lender's claim for repayment of that indebtedness is limited solely to a claim against the property that secures that indebtedness;

  •
  "consolidated net tangible assets" means the total amount of assets (including investments in "joint ventures" (as defined below)) of Four Seasons and our subsidiaries (less applicable depreciation, amortization and other valuation reserves) after deducting (i) all current liabilities of Four Seasons and our subsidiaries (excluding the current portion of long-term indebtedness, intercompany liabilities and any liabilities that are, by their terms, renewable or extendible at the option of the obligor to a time more than 12 months from the time at which the amount of those liabilities is being computed), and (b) all goodwill, tradenames, trademarks, patents, unamortized debt discount and other like intangibles, all as set forth on the most recent consolidated balance sheet of Four Seasons and computed in accordance with the generally accepted accounting principles used by us in the preparation of our most recent annual financial statements that include that consolidated balance sheet;

  •
  "joint venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interest is owned, directly or indirectly, by us and/or one or more of our "subsidiaries" (as defined below);

  •
  "subsidiary" means any corporation of which at least a majority of the outstanding stock having by its terms ordinary voting power to elect a majority of the directors of the corporation is, at the time, directly or indirectly, owned by us or by one or more of our subsidiaries, or by us and one or more of our subsidiaries; and

  •
  "significant subsidiary" has the meaning set forth in Rule 1-02(w) of Regulation S-X.

        Unless otherwise provided in a prospectus supplement, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of debt securities unless those holders have provided the trustee reasonable indemnity. If an event of default described in clauses (a), (b) or (c) above occurs and is continuing with respect to debt securities of any series, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may require the principal amount and accrued and unpaid interest of all the outstanding debt securities of that series be paid immediately. If an event of default described in clauses (d) or (e) above occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of all outstanding debt securities (together as one class) may require the principal amount and accrued and unpaid interest of all the outstanding debt securities to be paid immediately. If any event of default described in clauses (f) or (g) above occurs and is continuing with respect to debt securities of one or more series, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of all series affected by the event of default (together as one class) may require the principal amount and accrued and unpaid interest of all the outstanding debt securities of such affected series to be paid immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of such series, by written notice to us and the trustee, may, under certain circumstances, rescind and annul that acceleration.

        Subject to certain limitations contained in the indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

  •
  that holder has previously given to the trustee written notice of a continuing event of default with respect to the series affected by such event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding debt securities of those series (voting as one class) affected by such event of default have made a written request, and such holder or holders have offered reasonable indemnity, to the trustee to institute such proceeding as trustee; and

  •
  the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of those series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of, or any premium or interest on, the debt security on or after the applicable due date specified in that debt security.

        The indenture requires that we annually furnish to the trustee a statement by certain of our officers as to whether we are, to the best of their knowledge, in compliance with all conditions and covenants of the indenture and, if not, specifying all such known defaults. We will also be required under the indenture to notify the trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

        Unless otherwise specified in a prospectus supplement, if we deposit with the trustee, in trust, sufficient cash or government securities to pay the principal of, and any interest and premium on, a series of debt securities and any other sums that may be due on their stated maturity or redemption date, at our option:

  •
  we will be discharged from our obligations with respect to the debt securities of that series; or

  •
  we no longer will be under any obligation to comply with certain of the covenants under the indenture.

        In either of these circumstances, the holders of debt securities of the affected series will not be entitled to the benefit of the indenture except for registrations of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Those holders may look only to the deposited funds or government security for payment.

        If we wish to exercise either defeasance option, we must deliver to the trustee:

  •
  an opinion of United States counsel to the effect that the deposit and related discharge of our obligations would not cause the holders of debt securities to recognize income, gain or loss for United States federal income tax purposes and the holder of the debt securities will be subject to United States federal income tax on the same amount, in the same manner and at the same time as would have been the case had no defeasance occurred;

  •
  an opinion of Canadian counsel, or a ruling from Canada Customs and Revenue Agency (or its successor), that there would be no such recognition of income, gain or loss for Canadian federal or provincial tax purposes and the holder of the debt securities will be subject to Canadian federal and provincial tax (including withholding tax) on the same amount, in the same manner and at the same time as would have been the case had no defeasance occurred; and

  •
  an opinion of United States counsel to the effect that the deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended.

        In addition, we can exercise this right only if, among other things, no event of default has occurred and is continuing and we are not an "insolvent person" under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow us to be discharged from all of our obligations under the debt securities, we must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in the applicable United States income tax law so that the deposit and defeasance would not cause holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes and the holder of debt securities will be subject to United States federal income tax on the same amount, in the same manner and at the same time as would have been the case had no defeasance occurred.

        If we have provided the requisite funds or government securities to the trustee and have exercised our right only to be discharged from certain of our covenants, we subsequently may exercise our right to be discharged from all of our obligations in respect of the relevant series of debt securities.

Modification and Waiver

        We may modify or amend the indenture with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series issued under the indenture affected by that modification or amendment; provided that no modification or amendment may, without the consent or affirmative vote of each holder of outstanding debt securities of an affected series:

  •
  change the stated maturity of the principal of, or any instalment of interest, if any, on or with respect to any debt security;

  •
  reduce the principal amount of, or any premium or interest on, any debt security;

  •
  change the place or currency of payment on any debt security;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

  •
  reduce the percentage of the principal amount of outstanding debt securities, the consent of whose holders is required in order to take specific actions including, but not limited to, the waiver of past defaults; or

  •
  modify any of the above provisions.

        The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all affected series, as the case may be) may on behalf of the holders of all debt securities of the series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the indenture. The holders of not less than a majority in principal amount of outstanding debt securities of any series (or of all affected series, as the case may be, voting as a class) may waive any past default under the indenture with respect to such series, except a default in the payment of the principal of, or premium, if any, and interest, if any, on any debt security of such series or in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of such series.

        The indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency that, in each case, does not materially adversely affect the rights of any holder of such debt securities.

Resignation of Trustee

        The trustee may resign or be removed with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to the series. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee, and any action to be taken by the "trustee" may then be taken by each of those trustees with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Governing Law

        Our debt securities and the indenture will be governed by and construed in accordance with the laws of the State of New York.

Consent to Jurisdiction and Service

        Under the indenture, we have irrevocably appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the Borough of Manhattan in The City of New York, New York, and we have irrevocably submitted to the non-exclusive jurisdiction of those courts.

DESCRIPTION OF SHARE CAPITAL

        Our authorized share capital consists of an unlimited number of First Preference Shares, issuable in series, an unlimited number of Second Preference Shares, issuable in series, 3,832,172 Variable Multiple Voting Shares and an unlimited number of Limited Voting Shares. At March 31, 2004, 3,832,172 Variable Multiple Voting Shares, 31,611,338 Limited Voting Shares and options to purchase 5,601,379 Limited Voting Shares were outstanding.

        The following is a summary of the material attributes of the Variable Multiple Voting Shares and Limited Voting Shares.

Dividends

        The dividends declared and paid on our Variable Multiple Voting Shares will be in amounts per share equal to 50% of the dividends declared and paid on our Limited Voting Shares, regardless of whether the number of votes attaching to the Variable Multiple Voting Shares is further increased.

Rights on Dissolution

        In the event of the liquidation, dissolution or winding up of the Company, the holders of Limited Voting Shares and Variable Multiple Voting Shares will be entitled, share for share, to receive, on a pro rata basis, all of the assets of the Company remaining after payment of all of the Company's liabilities, subject to the preferential rights of any shares ranking prior to the Limited Voting Shares and Variable Multiple Voting Shares.

Voting Rights

        The holders of Limited Voting Shares and Variable Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Company and to attend and vote thereat, except those meetings where only the holders of shares of another class or of a particular series are entitled to vote. Each Limited Voting Share will entitle the holder to one vote. Each Variable Multiple Voting Share currently entitles the holder to that number of votes that results in the aggregate votes attaching to the Variable Multiple Voting Shares representing approximately 65% of the votes attaching to the Variable Multiple Voting Shares and the Limited Voting Shares, in the aggregate. The number of votes attaching to the Variable Multiple Voting Shares adjusts concurrently with the issue of additional Limited Voting Shares in order to maintain this voting control. Holders of Limited Voting Shares are entitled, voting separately as a class, to elect two members of the board of directors of the Company annually.

        Under the provisions attaching to the Variable Multiple Voting Shares, beginning with the annual meeting held in 2000 and every three years thereafter, the continued application of this adjusting mechanism is subject to ratification by the holders of the Limited Voting Shares. If the maintenance of the adjustment mechanism is not confirmed by a simple majority of the votes cast by the holders of Limited Voting Shares (other than "prescribed holders" of Limited Voting Shares), any issue of Limited Voting Shares after that time (other than the issue of Limited Voting Shares pursuant to a right, option or similar obligation granted prior to that time) will not result in a further adjustment in the number of votes attaching to the Variable Multiple Voting Shares. Additionally, the continued application of the adjustment mechanism will be subject to ratification after any transfer of Variable Multiple Voting Shares that results in a person other than a member of the Sharp Family (as defined in the articles of the Company) holding Variable Multiple Voting Shares or after Isadore Sharp ceases to be the Chief Executive Officer of the Company. For these purposes, the "prescribed holders" of Limited Voting Shares shall be: (a) any person or company that beneficially owns, directly or indirectly, Variable Multiple Voting Shares; (b) any person or company that beneficially owns, directly or indirectly, securities carrying more than 20% of the votes attaching to all outstanding voting securities of the Company; (c) any associate, insider or affiliate (as defined in the Securities Act (Ontario)) of any person or company referred to in (b); (d) any affiliate (as defined in the Securities Act (Ontario)) of the Company; (e) any person or company that, alone or in concert with others, effectively controls the Company; and (f) if all of (b), (d) and (e) are inapplicable, all directors and officers of the Company and their associates (as defined in the Securities Act (Ontario)). To the knowledge of the Company, the prescribed holders are Triples Holdings Limited, Isadore Sharp and Rosalie Sharp.

Take-Over Bid Protection

        Variable Multiple Voting Shares will be converted automatically into Limited Voting Shares upon any transfer thereof, except (i) a transfer within the immediate family of Isadore Sharp (so long as the family beneficially owns a majority of the outstanding Variable Multiple Voting Shares) or (ii) a transfer of a majority of the outstanding Variable Multiple Voting Shares to a purchaser who has offered to purchase all outstanding Variable Multiple Voting Shares and will, as a result, have acquired a majority of the outstanding Variable Multiple Voting Shares and who offers to purchase all outstanding Limited Voting Shares for a per share consideration equal to that offered for the Variable Multiple Voting Shares.

        Triples Holdings Limited, which owns all of the outstanding Variable Multiple Voting Shares, has entered into an agreement with Montreal Trust Company of Canada, as trustee for the benefit of the holders of the Limited Voting Shares, that has the effect of preventing transactions that otherwise would deprive the holders of Limited Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Variable Multiple Voting Shares had been Limited Voting Shares.

Conversion

        Variable Multiple Voting Shares are convertible into Limited Voting Shares on a one-for-one basis at any time at the option of the holder.

Modifications, Subdivisions and Consolidation

        Modifications to the provisions attaching to the Variable Multiple Voting Shares as a class, or to the Limited Voting Shares as a class, will require the separate affirmative vote of two-thirds of the votes cast at a meeting of the holders of the shares of the respective class. No subdivision or consolidation of the Variable Multiple Voting Shares or of the Limited Voting Shares may take place unless the Limited Voting Shares or the Variable Multiple Voting Shares, as the case may be, are concurrently subdivided or consolidated in the same proportion. If we propose to grant rights to holders of shares of any class, as a class, to acquire additional voting or participating securities (or securities convertible into voting or participating securities), the holders of the Limited Voting Shares and the Variable Multiple Voting Shares shall for the purposes of that distribution be deemed to be holders of shares of the same class.

Transfer Agent and Registrar

        Our registrar and transfer agent for our Limited Voting Shares in Canada is Computershare Trust Company of Canada, Toronto, Ontario, Canada.

ENFORCEABILITY OF JUDGMENTS

        A substantial portion of our assets and operations are located, and a substantial portion of our revenues are derived, outside the United States. In addition, certain of our directors and officers and certain of the experts named in this prospectus are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors, officers and experts are or may be located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

        We have been informed by our Canadian counsel, Goodmans LLP, that a court of competent jurisdiction in the Province of Ontario would give a judgment in Canadian dollars based upon a final and conclusive in personam judgment for a sum certain obtained in any federal or state court located in the Borough of Manhattan in the City of New York against us without reconsideration of the merits with respect to a claim pursuant to the indenture if:

  •
  the Ontario court rendering that judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by us in the indenture to the non-exclusive jurisdiction of the New York court and the appointment by us of an agent for service of process, will be sufficient for that purpose);

  •
  that judgment was not obtained by fraud or in any manner contrary to the principles of natural justice, was not for a claim in respect of any laws of the United States or the State of New York or any other jurisdiction other than the Province of Ontario that an Ontario court would characterize under the laws of the Province of Ontario as revenue, expropriatory, penal or similar laws, was not contrary to public policy, as that term is interpreted under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in those orders and was subsisting and unsatisfied and not impeachable as void or voidable under New York law; and

  •
  there has been compliance with the applicable limitations legislation,

provided that:

  •
  the Ontario court has discretion to stay or decline to hear an action on the judgment if the judgment is under appeal, or there is another subsisting judgment in Ontario, New York or any other jurisdiction relating to the same cause of action as the judgment; and

  •
  an action in Ontario on the judgment may be effected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally.

        We also have been advised by our Canadian counsel that there is some doubt as to the enforceability in Canada against us or against any of our directors, controlling persons, officers or the experts named in this prospectus, who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal securities laws.

        We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed The Corporation Trust Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of debt securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe certain Canadian federal income tax consequences to investors described therein of purchasing, owning and disposing of the debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        We may sell the debt securities to or through underwriters or dealers, and we may also sell the debt securities to one or more other purchasers directly or through agents.

        The prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities, the proceeds to us from the sale of the debt securities, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        Debt securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        If indicated in the prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in the prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

        Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The debt securities will be qualified for sale by this prospectus under the securities laws of the Province of Ontario but only if the prospectus supplement for particular debt securities expressly so states. The debt securities will not be qualified for sale by this prospectus under the securities laws of any other province or territory of Canada. The debt securities may only be offered or sold, directly or indirectly, in Canada or to residents of Canada (i) under an exemption from the prospectus requirements of the province or territory where the sale is made (or, in the case of the Province of Ontario, pursuant to this prospectus if the prospectus supplement so provides); and (ii) by a securities dealer registered under the laws of the province or territory where the sale is made, or in circumstances where an exemption from the registered dealer requirements of that province or territory is available. Each underwriter and each dealer participating in the distribution of debt securities will agree to comply with these restrictions.

        Each series of debt securities will be a new issue of securities and will have no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of debt securities, debt securities will not be listed on any securities exchange. Certain broker-dealers may make a market in debt securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in debt securities of any series or as to the liquidity of any trading market for debt securities of any series.

LEGAL MATTERS

        Certain legal matters relating to the debt securities will be passed upon for us by Goodmans LLP, Toronto, Ontario, with respect to matters of Canadian law, and by Wachtell, Lipton, Rosen & Katz, New York, New York, with respect to matters of United States law. The underwriters will be represented by Shearman & Sterling LLP, Toronto, Ontario and New York, New York, with respect to matters of United States law, and by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, with respect to matters of Canadian law. As at the date of this prospectus, the partners and associates of each of Goodmans LLP and Wachtell, Lipton, Rosen & Katz, as a group, beneficially owned, directly or indirectly (other than through "blind trusts" that may invest in securities for the benefit of those individuals without disclosure to, or control or direction by, those individuals), as a group less than 1% of the outstanding securities of any class of Four Seasons.

EXPERTS

        Our consolidated financial statements and the notes thereto for the years ended December 31, 2003 and 2002, incorporated by reference in this prospectus have been audited by KPMG LLP, independent auditors, as set forth in their report thereon incorporated by reference in this prospectus and are included in reliance on such report, given on the authority of such firm as experts in accounting and auditing.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

  •
  the documents listed as being incorporated by reference in this prospectus under the heading "Where You Can Find More Information";

  •
  consents of accountants and counsel;

  •
  powers of attorney;

  •
  appointment of agent for service of process and undertaking on Form F-X;

  •
  form of a trust indenture relating to the debt securities; and

  •
  statement of eligibility of the trustee on Form T-1.

KPMG LLP
Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone (416) 777-8500 Telefax (416) 777-8818 www.kpmg.ca

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCE

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 1(k)—Stock-based compensation—to the Corporation's consolidated financial statements as at December 31, 2003 and 2002, and for each of the years in the two-year period ended December 31, 2003 which are incorporated by reference herein. Our report to the shareholders dated February 25, 2004, which is incorporated by reference herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada	/s/ KPMG LLP
February 25, 2004	Chartered Accountants

QuickLinks

TABLE OF CONTENTS Prospectus Supplement
Prospectus
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS
EXCHANGE RATE DATA
DOCUMENTS INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
SUMMARY
THE OFFERING
RISKS RELATING TO THE OFFERING
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
PRICE RANGE OF LIMITED VOTING SHARES
DIVIDEND POLICY
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
Make Whole Premium on Fundamental Change (% of Principal Amount)
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
FOUR SEASONS
RISK FACTORS
USE OF PROCEEDS
INTEREST COVERAGE
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF SHARE CAPITAL
ENFORCEABILITY OF JUDGMENTS
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE